Form 10-K, Exhibit 13
period 1995-12-31
SEQUUS PHARMACEUTICALS INC
filed 1996-04-01
CIK 812444

                                  EXHIBIT (13)




                               1995 ANNUAL REPORT

                               TO SECURITY HOLDERS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

        The Company is a leader in the development, manufacture, marketing and sale of liposome and lipid-based biopharmaceutical products primarily to treat cancer and certain fungal infections. In November 1995, SEQUUS received marketing clearance from the FDA for its proprietary anticancer drug, DOXIL, for the treatment of AIDS-KS in patients whose KS has progressed on prior chemotherapy or in patients who are intolerant to such therapy. In December 1995, the Company launched DOXIL in the U.S. SEQUUS recently received a unanimous opinion from the European CPMP recommending marketing authorization of DOXIL under the tradename CAELYX, in the 15 member states of the EU, for both first-line and second-line treatment of AIDS-KS in patients with low CD4 counts and extensive mucocutaneous or visceral disease. AMPHOTEC, the Company's proprietary product for treatment of life-threatening systemic fungal infections, is being marketed in Denmark, Finland, Ireland, Russia, Singapore and the U.K. and has also received marketing clearance in Brazil and the Czech Republic for treating systemic fungal infections in patients for whom conventional therapy (amphotericin B) is contraindicated due to toxicity or renal failure or for whom previous antifungal therapy was not successful.

        The Company has incurred losses in each year since its inception and had accumulated approximately $133.4 million in net losses through December 31, 1995, including a loss of $33.6 million in 1995. Although the Company has commenced marketing DOXIL in the U.S. and AMPHOTEC in the U.K. and five other countries, the Company expects operating losses to continue because of expenditures associated with research, preclinical testing and clinical trials, marketing expenses and other expenses relating to the development, manufacture, marketing and sale of its products. The Company also anticipates that clinical activity and research and development spending will increase in 1996 as expenditures for clinical trials of DOXIL in solid tumors are increased.

        In 1995, SEQUUS recognized revenue from initial shipments of DOXIL to distributors based upon evidence of sell-through. The Company expects its marketing and sales expenses to increase significantly as it proceeds with the commercialization of DOXIL in the U.S. through its direct sales and marketing organization. As of December 31, 1995, SEQUUS had recruited a sales force of 25 individuals experienced in the sale of pharmaceutical and biopharmaceutical products, with particular emphasis on oncology. In addition, the Company currently uses Ben Venue, a contract manufacturer, for the commercial-scale manufacturing of its products.

         The Company and Zeneca have submitted MAAs for AMPHOTEC in other EU countries and similar applications in other countries. On September 13, 1995, the CPMP reviewed the Company's application for AMPHOTEC marketing approval in the EU countries. Germany, France, Spain, Greece and Luxembourg did not accept the MAAs. Based primarily on the CPMP review, SEQUUS believes national approval will be forthcoming in Austria, Italy, The Netherlands, Portugal and Sweden. However, there can be no assurance that approvals will be forthcoming on a timely basis, or at all. In addition, the CPMP review indicates that Belgium can approve AMPHOTEC for marketing upon the receipt of additional clinical information, although there can be no assurance that the Company will be able to provide additional data or, if provided, that approval will be forthcoming on a timely basis, or at all. If approvals are received, SEQUUS and Zeneca intend to negotiate pricing in each of these countries, which the Company believes will take as long as six to 12 months or longer following market approval. A competitor of the Company has regulatory approval in approximately 20 countries, primarily in Europe, to sell a liposomal amphotericin B product which targets indications similar to those targeted by AMPHOTEC. A second competitor recently introduced its liposomal amphotericin B product as the third entrant in the U.K. market at a price substantially below the price of the other lipid-based antifungals. This could have an adverse effect on AMPHOTEC's market penetration and pricing.

        In August 1993, the Company signed a distribution agreement with Zeneca under which Zeneca will market and sell AMPHOTEC in most European countries. In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover all countries not previously covered with the exception of the United States, Canada, Japan and selected small markets. Sales of AMPHOTEC to date have been below expectations and Zeneca and the Company have initiated discussions regarding modifications to their agreement.

RESULTS OF OPERATIONS

     Years Ended December 31, 1995 and 1994

        Revenues

        Total revenues, of which the majority were product sales, were $2.0 million, during the fiscal year ended December 31, 1995 compared with $3.8 million recorded during the fiscal year ended December 31, 1994. DOXIL product sales represent 49% of total product sales in fiscal 1995 compared to 3% in 1994. The Company recognized revenue from initial shipments of DOXIL to distributors based upon evidence of sell-through. For the fiscal year ended December 31, 1995, 41% of the Company's product sales represent sales of AMPHOTEC to Zeneca as compared to 91% for 1994. A significant portion of the 1994 and 1995 sales reflect pipeline-filling (inventory) orders. Product sales declined during fiscal 1995 due primarily to no AMPHOTEC shipments to Zeneca after the first quarter of 1995. One shipment of product was made in the first quarter of 1996 and the Company anticipates only limited sales to Zeneca for the foreseeable future.

        Operating Expenses

        Generally, a majority of the Company's operating expenses are incurred for research and development ("R&D"), including preclinical testing and clinical trials required for new pharmaceutical products. The principal items of R&D expense are personnel costs, costs of clinical trials, clinical production and supplies. R&D decreased to $22.7 million in fiscal year 1995, from $25.4 million in 1994, a reduction of $2.7 million. This reduction in expenses resulted from higher spending in 1994 associated with clinical trials in preparation for the NDA filing for DOXIL in the treatment of KS. The Company anticipates that future clinical trial expenses will increase due to expanded clinical trials of DOXIL in a variety of solid tumors.

        Selling, general and administrative ("S,G&A") expenses increased to $13.9 million in fiscal year 1995 from $7.6 million in the same period in 1994, an increase of $6.3 million, principally reflecting an increase in marketing and sale expenses in anticipation of the December DOXIL launch. The company hired 24 individuals experienced in the sale of pharmaceutical and biopharmaceutical products and additional internal staff to support sales operations. In addition, the Company recorded expenses in fiscal 1995 in connection with the departure of certain officers, which was partially offset by decreased legal activities due to the settlement of patent-related litigation. The Company expects a material increase in rent expense in 1996 as a result of additional square footage under lease.

        Net Interest Income

        Net interest income increased to $1.4 million in fiscal 1995 from $1.0 million in 1994, a increase of $400,000 due to the increase in cash available for investment resulting from approximately $70.9 million received by the Company through equity financings during 1995.

        Net Loss

        The Company's net loss increased to $33.6 million for the year ended December 31, 1995 from $29.2 million for 1994, an increase of $4.4 million. The net loss per share was $1.54 for both fiscal year 1995 and 1994. The increase in the loss was due primarily to an increase in marketing and sales costs in anticipation of the DOXIL December 1995 launch and a decline in AMPHOTEC sales.


     Years Ended December 31, 1994 and 1993

        Revenues

        Total revenues for fiscal 1994 decreased to $3.8 million from $6.8 million in 1993, a decrease of $3.0 million. During the year ended December 31, 1994, product sales increased to $3.7 million from $1.3 million in fiscal 1993, an increase of $2.4 million. Ninety-one percent (91%) of the Company's product revenues in 1994 and 39% of the Company's product revenues in 1993 represented AMPHOTEC sales to Zeneca. The increase in sales revenue is attributable principally to the Company's shipments of AMPHOTEC to Zeneca, the majority of which was pipeline-filling (inventory) orders. The prior year revenues also included a signing fee and regulatory milestone payment totaling $5.3 million received from Zeneca.

        Operating Expenses

        In fiscal 1994, R&D expenses increased to $25.4 million from $21.1 million in 1993, an increase of $4.3 million. The increase was principally due to the larger number of ongoing clinical trials and increased patient enrollments. R&D expenses declined in the second half of 1994, principally as a result of the completion of enrollment of patients in certain of the Company's trials of DOXIL.

        G&A expenses increased to $7.6 million in fiscal 1994 from $6.7 million in 1993, an increase of $969,000, principally reflecting increased legal expenses associated with patent litigation, which has since been concluded, and marketing expenses incurred in preparation for product commercialization.

       Net Interest Income

        Net interest income decreased to $1.0 million in fiscal 1994, compared to $1.6 million in 1993, a decrease of $626,000, as the result of the decrease in the Company's available cash for investment offset in part by higher rates.

        Net Loss

        The Company did not receive signing or milestone fees and had higher expenses in fiscal 1994. As a result, the Company's net loss for fiscal 1994 increased to $29.2 million from $19.7 million in 1993, an increase of $9.5 million. The net loss per share was $1.54 in 1994 compared to a net loss per share of $1.05 in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's cash and cash equivalents and marketable investments at December 31, 1995 were $50.3 million, an increase of $38.0 million from $12.3 million at December 31, 1994. This increase represents principally cash provided by equity financing activities offset by operating and capital expenditures.

        The Company's strategy is to fund from its own cash resources the preclinical and clinical development of two of its proprietary products, AMPHOTEC and DOXIL, and the continued research and development of additional STEALTH liposome products. This strategy will require significant operating and capital expenditures including the construction of a pilot production facility which is currently in the planning phase.

        During fiscal year 1995, the Company raised net proceeds of $70.9 million from three equity financings. On March 31, and April 13, 1995, the Company raised an aggregate of $11 million of equity capital with the sale of 480,000 shares of Series A Convertible Reset Preferred Stock ("Convertible Reset Preferred Stock") together with warrants to purchase 808,320 shares of Common Stock. During 1995, 43,200 shares of Convertible Reseet Preferred Stock were converted into 144,106 shares of common stock. On February 2, 1996 the Company elected to convert the remaining 437,200 shares of Convertible Reset Preferred Stock into 1,472,052 shares of Common Stock. On May 25, 1995, the Company raised net proceeds $14.3 million through a private placement of Units. Each Unit consisted of one share of Common Stock and a warrant to purchase one-half share of Common Stock at an exercise price per share of $7.4328. The warrant is only exercisable if the initial Unit purchaser retains the associated Common Stock for one year. On October 24, 1995 and November 24, 1995 the Company raised an aggregate of $45.6 million of equity capital with the sale of 4,485,000 of Common Stock in a public offering. The Company believes that at planned spending rates its existing cash balances, interest income earned thereon and revenues from operations will be adequate to fund its planned activities at least through at least the next 12 months, although it may seek additional financing sooner. There can be no assurance that adequate financing will be available on satisfactory terms, if at all.

       As of December 31, 1995, the Company had Federal and California net operating loss carryforwards of approximately $88.0 million and $11.0 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $4.4 million and $2.3 million, respectively. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar California provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                             SELECTED FINANCIAL DATA

                          STATEMENT OF OPERATIONS DATA:

                                                         Years Ended December 31,
                                           1995        1994        1993        1992        1991
                                           ----        ----        ----        ----        ----
                                                 (in thousands, except per share data)
Revenues:
   Sales                                 $  1,907    $  3,664    $  1,299    $    293    $   --
   Research revenue                          --          --          --           300        --
   Royalties and license fees                 109          91       5,458         125         326
                                         --------    --------    --------    --------    --------
Total revenues                              2,016       3,755       6,757         718         326

Expenses:
   Cost of goods sold                         511         916         232          13        --
   Research and development                22,651      25,378      21,128      15,769       7,284
   Selling, general and administrative     13,856       7,622       6,653       2,723       1,796
                                         --------    --------    --------    --------    --------
Total expenses                             37,018      33,916      28,013      18,505       9,080
                                         --------    --------    --------    --------    --------
Loss from operations                      (35,002)    (30,161)    (21,256)    (17,787)     (8,754)
   Interest, net                            1,406         976       1,602       2,394         541
                                         --------    --------    --------    --------    --------
Net loss                                 $(33,596)   $(29,185)   $(19,654)   $(15,393)   $ (8,213)
                                         ========    ========    ========    ========    ========
Net loss per share                       $  (1.54)   $  (1.54)   $  (1.05)   $   (.84)   $   (.66)
                                         ========    ========    ========    ========    ========
Common shares used in the
calculation of net loss per share          21,831      18,978      18,789      18,270      12,445
                                         ========    ========    ========    ========    ========

BALANCE SHEET DATA:

                                                           December 31,
                                      1995        1994        1993        1992        1991
                                      ----        ----        ----        ----        ----
                                                        (in thousands)
Cash, cash equivalents and short
    term marketable investments    $  50,276    $ 11,757    $ 34,658    $ 41,325    $ 32,202
Working capital                       45,763       6,262      31,863      41,250      30,649
Long-term marketable
    investments                         --           500       2,520      12,782       3,985
Total assets                          57,808      18,198      45,179      60,523      41,046
Long-term debt and lease
    obligations                         --          --          --          --           102
Accumulated deficit                 (133,427)    (99,865)    (70,668)    (51,014)    (35,621)
Total stockholders' equity            49,599      10,938      39,318      58,577      39,127

                         REPORT OF INDEPENDENT AUDITORS

                     The Board of Directors and Stockholders
                          SEQUUS Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of SEQUUS Pharmaceuticals, Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEQUUS Pharmaceuticals, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                                               ERNST & YOUNG LLP


Palo Alto, California
February 2, 1996

                          SEQUUS PHARMACEUTICALS, INC.
                                 BALANCE SHEETS

                                     ASSETS

                                                                      December 31,
                                                                     1995      1994
                                                                   -------   -------
                                                                    (in thousands)
Current assets:
    Cash and cash equivalents                                      $ 6,770   $ 5,448
    Short-term marketable investments                               43,506     6,309
    Trade accounts receivable, net of allowance for bad debts of
       $178,000 in 1995 and $258,000 in 1994                         1,642        64
    Inventories                                                      1,105       558
    Prepaid expenses and other current assets                          949     1,143
                                                                   -------   -------
Total current assets                                                53,972    13,522

Net equipment and improvements                                       3,591     3,808
Long-term marketable investments                                      --         500

Patents, net of accumulated amortization
    of $1,572,000 in 1995 and $1,442,000 in 1994                       179       309

Other assets                                                            66        59
                                                                   -------   -------
Total assets                                                       $57,808   $18,198
                                                                   =======   =======

                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.
                                 BALANCE SHEETS
                                   (CONTINUED)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                      December 31,
                                                                   1995          1994
                                                                 ---------    ---------
                                                               (in thousands)
Current liabilities:
         Accounts payable                                        $   2,773    $   1,586
         Accrued compensation                                        2,310          797
         Accrued clinical costs                                      1,664        3,954
         Other accrued liabilities                                     746          923
         Deferred revenue                                              716         --
                                                                 ---------    ---------
Total current liabilities                                            8,209        7,260

Commitments

Stockholders' equity:

         Preferred stock, par value $.01; 4,000,000
             shares authorized, issuable in series;
             437,200 shares of Series A issued and outstanding
             in 1995 and none in 1994                                    4         --

         Common stock, par value $0.001; 45,000,000
             shares authorized, 26,283,026 shares issued and
             outstanding in 1995 and 19,095,867 in 1994                 26           19

         Additional paid-in capital                                182,996      110,784
         Accumulated deficit                                      (133,427)     (99,865)
                                                                 ---------    ---------
Total stockholders' equity                                          49,599       10,938
                                                                 ---------    ---------
Total liabilities and stockholders' equity                       $  57,808    $  18,198
                                                                 =========    =========

                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.
                            STATEMENTS OF OPERATIONS

                                                         Years ended December 31,
                                                    1995           1994           1993
                                                  --------       --------       --------
                                                 (in thousands, except per share amounts)
Revenues:
         Sales                                    $  1,907       $  3,664       $  1,299
         Royalties and license fees                    109             91          5,458
                                                  --------       --------       --------
Total revenues                                       2,016          3,755          6,757

Expenses:
         Cost of goods sold                            511            916            232
         Research and development                   22,651         25,378         21,128
         Selling, general and administrative        13,856          7,622          6,653
                                                  --------       --------       --------
Total expenses                                      37,018         33,916         28,013
                                                  --------       --------       --------

Loss from operations                               (35,002)       (30,161)       (21,256)
         Interest income                             1,520          1,002          1,647
         Interest/other expense                       (114)           (26)           (45)
                                                  --------       --------       --------
Net loss                                          $(33,596)      $(29,185)      $(19,654)
                                                  ========       ========       ========
Net loss per share                                $  (1.54)      $  (1.54)      $  (1.05)
                                                  ========       ========       ========
Common shares used in the calculation
of net loss per share                               21,831         18,978         18,789
                                                  ========       ========       ========

                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                            Series A
                                                         Preferred Stock     Common Stock    Additional                     Total
                                                                                              Paid-in      Accumulated  Stockholders
                                                         Shares  Amount    Shares   Amount    Capital        Deficit        Equity
                                                         --------------------------------------------------------------------------
Balance at December 31, 1992                               --      $--     18,742     $19     $109,572      $ (51,014)     $ 58,577

Shares issued for contribution to 401(k)
     Plan                                                  --       --          4      --           40             --            40
Shares issued under the Employee Stock
     Purchase Plan                                         --       --         22      --          150             --           150
Exercise of stock options                                  --       --        107      --          205             --           205
Net loss                                                   --       --         --      --           --        (19,654)      (19,654)
                                                         ----      ---     ------     ---     --------      ---------      --------
Balance at December 31, 1993                               --       --     18,875      19      109,967        (70,668)       39,318

Shares issued for contribution to 401(k) Plan              --       --         15      --          124             --           124
Shares issued under the Employee Stock Purchase Plan       --       --         45      --          265             --           265
Exercise of stock options                                  --       --        161      --          428             --           428
Unrealized loss on available-for-sale securities
                                                           --       --         --      --           --            (12)          (12)
Net loss                                                   --       --         --      --           --        (29,185)      (29,185)
                                                         ----      ---     ------     ---     --------      ---------      --------
Balance at December 31, 1994                               --       --     19,096      19      110,784        (99,865)       10,938

Shares issued for contribution to 401(k)
     Plan                                                  --       --         24      --          157             --           157
Shares issued under the Employee Stock Purchase Plan       --       --         49      --          281             --           281
Exercise of warrants                                       --       --         22      --           91             --            91
Exercise of stock options                                  --       --        239      --          813             --           813
Sale of Preferred Stock in secondary offering, net of
     issuance costs of $986                               480        4         --      --       11,010             --        11,014
Sale of Units in secondary offering, net of issuance
     costs of $771                                         --       --      2,224       2       14,273             --        14,275
Sale of Common Stock in secondary
     offering, net of issuance costs of $828               --       --      4,485       5       45,587             --        45,592
Conversion of Preferred Stock                             (43)      --        144      --           --             --            --
Unrealized gain on available-for-sale securities           --       --         --      --           --             34            34
Net loss                                                   --       --         --      --           --        (33,596)      (33,596)
                                                         ----      ---     ------     ---     --------      ---------      --------
Balance at December 31, 1995                              437      $ 4     26,283     $26     $182,996      $(133,427)     $ 49,599
                                                         ====      ===     ======     ===     ========      =========      ========

                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.
                             STATEMENT OF CASH FLOWS

                                                                Years ended December 31,
                                                            1995         1994        1993
                                                          ---------    --------    --------
                                                                    (in thousands)
Cash flows from operating activities:
  Net loss                                                $ (33,596)   $(29,185)   $(19,654)
  Adjustments to reconcile net loss to net cash used by
           operating activities:
  Depreciation and amortization                               1,957       1,902       1,441
  Issuance of common stock to 401(k) plan                       157         124          40
  Decrease (increase) in assets:
           Trade accounts receivable                         (1,578)      1,242        (877)
           Inventories                                         (547)       (138)        171
           Prepaid expenses and other current assets            194         197        (489)
           Other assets                                          (7)        136          25
  Increase (decrease) in liabilities:
           Accounts payable                                   1,187         292         941
           Accrued compensation                               1,513         (53)        637
           Accrued clinical costs                            (2,290)      1,041       1,779
           Other accrued liabilities                           (177)        137         665
           Deferred revenue                                     716          --          --
                                                          ---------    --------    --------
  Net cash used by operating activities                     (32,471)    (24,305)    (15,321)

Cash flows from investing activities:
  Available-for-sale securities:
           Purchases                                       (106,013)    (13,512)    (35,953)
           Sales                                             30,843      26,329         597
           Maturities                                        38,507      14,467      47,247
  Proceeds from sale of equipment                               155          --          --
  Capital expenditures                                       (1,765)     (1,279)     (1,856)
                                                          ---------    --------    --------
  Net cash (used) provided by investing activities          (38,273)     26,005      10,035

Cash flows from financing activities:
  Issuance of common stock                                   61,052         693         355
  Issuance of preferred stock                                11,014          --          --
  Principal payments under capital lease obligation              --         (18)       (107)
                                                          ---------    --------    --------
  Net cash provided  by financing activities                 72,066         675         248
                                                          ---------    --------    --------
Net increase (decrease) in cash and cash equivalents          1,322       2,375      (5,038)
Cash and cash equivalents, beginning of the year              5,448       3,073       8,111
                                                          ---------    --------    --------
Cash and cash equivalents, end of the year                $   6,770    $  5,448    $  3,073
                                                          =========    ========    ========
Supplemental disclosure of cash flow information:
Cash paid during the year for interest                    $      --    $     --    $     20
                                                          =========    ========    ========

                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BUSINESS

        SEQUUS Pharmaceuticals, Inc. ("SEQUUS", the "Company") is engaged in development, manufacture, marketing and sale of proprietary liposome and lipid-based products to primarily treat cancer and certain fungal infections. SEQUUS' strategic emphasis is on indictable pharmaceutical products designed to improve the efficacy and reduce the toxicity of selected existing and new drugs used to treat cancer and infectious diseases. SEQUUS distributes DOXIL in the United States through distributors and AMPHOTEC in various countries outside the United States through a corporate alliance. The Company's key raw materials are acquired from a limited number of vendors and a single third party manufactures all of the Company's finished goods.

        INVENTORIES

        Inventories are stated at the lower of cost (principally first-in, first-out) or market. The inventory detail is as follows:

                                                    DECEMBER 31,
                                                   1995      1994
                                                  ------     ----
                                                   (in thousands)
                           Raw materials .....    $  898     $268
                           Work-in-process ...        68      201
                           Finished goods ....       139       89
                                                  ------     ----
                                                  $1,105     $558
                                                  ======     ====

       EQUIPMENT AND IMPROVEMENTS

        Equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease, or useful life of the asset, whichever is less. The equipment and improvement detail is as follows:

                                                   DECEMBER 31,
                                                1995          1994
                                              --------      --------
                                                   (in thousands)
          Office and laboratory equipment     $  7,805      $  6,308
          Leasehold improvements ........        4,066         3,953
                                              --------      --------
                                                11,871        10,261
          Accumulated depreciation and
            amortization ................       (8,280)       (6,453)
                                              --------      --------
                                              $  3,591      $  3,808
                                              ========      ========

        CLINICAL COSTS

        Clinical costs include costs associated with preclinical testing of compounds for safety and efficacy, clinical testing and company-funded research performed by third parties.

        REVENUE RECOGNITION AND CONCENTRATION OF CREDIT RISK

        The Company recognizes revenues upon shipment to customers. However, for initial shipments of new products, the Company defers recognition of revenue until such time as evidence of sell through has been obtained. For recurring product shipments, the Company intends to defer appropriate amounts based on historical sales return.

        Payments under research and development agreements are generally received in advance and are recognized as revenue, ratably, over the periods of company performance stated in such agreements, which recognition approximates incurrence of related costs. Royalties are recognized as revenue based on licensed product sales. License fees and milestone payments are recognized on terms set forth in the related license agreements.

        The Company sells its products to distributors in the United States and Europe. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

        For the years ended December 31, 1993, 1994 and 1995, one customer represented $512,000, $3,300,000, and $785,000 of sales revenues, respectively. This customer also contributed $5,250,000 to licensing fees in 1993. Another customer contributed $208,000, $91,000, and $109,000, to royalties and license fees for the years ended December 31, 1993, 1994 and 1995, respectively.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        LOSS PER SHARE

        Loss per share is computed using the weighted average number of common shares outstanding during each period. Common Stock equivalents, consisting of outstanding Preferred Stock, stock options and warrants, are excluded from the computation as their effect is anti-dilutive.

        CASH AND CASH EQUIVALENTS AND MARKETABLE INVESTMENTS

        The Company invests its excess cash principally in U.S. Treasury Bills and high-grade investment paper. The Company maintains its cash, cash equivalents and marketable investments in several different instruments with various banks and brokerage houses. The diversification of risk is consistent with Company policy to maintain liquidity and ensure the safety of principal.

        As of January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The impact of adopting the Statement was not significant to the Company's results of operations or financial position.

        Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. During 1994 and 1995, all investments were classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated deficit. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

        The following is a summary of available-for-sale securities:

     (in Thousands)
                                                Gross Unrealized  Estimated Fair
    December 31, 1995                  Cost      Gains    Losses       Value
- --------------------------------------------------------------------------------
U.S. government securities           $20,234     $ 15      $(10)     $20,239
U.S. corporate securities             10,314        8        --       10,322
Foreign corporate debt
   securities                         12,936        9        --       12,945
                                     -------     ----      ----      -------
                                     $43,484     $ 32      $(10)     $43,506
                                     =======     ====      ====      =======
    December 31, 1994

U.S. government securities           $ 1,321     $ --      $ --      $ 1,321
U.S. corporate securities              2,805       --       (13)       2,792
Foreign corporate debt
   securities                          2,695        1        --        2,696
                                     -------     ----      ----      -------
                                     $ 6,821     $  1      $(13)     $ 6,809
                                     =======     ====      ====      =======

        The gross realized gains and losses on sales of available-for-sale securities have been immaterial.

        ACCOUNTING FOR STOCK BASED COMPENSATION

        The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provision of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees". In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation". SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to accounts for its stock plans in accordance with APB 25. Accordingly, SFAS 123 is not expected to have any material impact on the Company's financial position or results of operations.

        FINANCIAL STATEMENT PRESENTATION

        Certain prior period amounts have been reclassified to conform to the current period presentation.

2.      DISTRIBUTION AGREEMENT

        In August 1993, the Company signed a distribution agreement with Zeneca Limited under which Zeneca has the exclusive right to market and sell SEQUUS' proprietary AMPHOTEC product in most European countries. Under the terms of the agreement, the Company received and recognized in the third quarter of 1993 a signing fee and a milestone payment in the amount of $5.3 million which was earned by the Company's receipt of a product license authorizing the sale of AMPHOTEC in the United Kingdom. The Company will manufacture and sell AMPHOTEC to Zeneca at a price which, subject to a minimum, will reflect the price(s) achieved by Zeneca in the market. The Company will also receive additional milestone payments upon receipt of product licenses in certain other European countries and upon the achievement of certain cumulative sales totals.

        In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover all countries not previously covered with the exception of the United States, Canada, Japan and selected small markets. In May 1994, SEQUUS announced Zeneca's commercial launch of AMPHOTEC in the United Kingdom and AMPHOTEC sales to Zeneca accounted for 91% and 41% of the Company's product sales in 1994 and 1995, respectively. A portion of these sales reflects pipeline-filling orders, and future sales levels will depend on the rate at which the product penetrates existing approved markets in the United Kingdom, Ireland, Finland and Russia, as well as the timing of additional product approvals in other European countries for which applications have been filed.

3.      COMMITMENTS

        The Company leases its facility and certain equipment under operating leases. Rent expense under these leases was $886,000, $856,000, and $852,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Rent expense is being recognized on a straight-line basis over the lease term of the facility lease which has scheduled rental payment increases.

        Minimum annual rental commitments under all operating leases at December 31, 1995 including a new lease signed subsequent to year end total $660,000 in 1996, $449,000 in 1997, $513,000 in 1998, $506,000 in 1999, $506,000 in 2000 and
$1,182,000 thereafter.

        The Company has entered into multiple year supply agreements with two vendors which supply key raw materials. Under the agreements the Company is required to purchase its forecasted three months requirement as provided to the vendors.


4.      STOCKHOLDERS' EQUITY

        On March 31, and April 13, 1995, the Company raised an aggregate of $11 million of equity capital with the sale of 480,000 shares of Series A Convertible Reset Preferred Stock ("Convertible Reset Preferred Stock") together with warrants to purchase 808,320 shares of Common Stock. Each share of Convertible Reset Preferred Stock is convertible into Common Stock at an initial conversion price of $7.425 per share of Common Stock (effectively 3.367 shares of common stock for each share of preferred stock). During 1995, 43,200 shares of were converted into 144,106 shares of common stock. On February 2, 1996 the Company elected to convert the remaining 437,200 shares of Convertible Reset Preferred Stock into 1,472,052 shares of Common Stock.

        On May 25, 1995, the Company raised net proceeds of $14.3 million through a private placement of Units. Each Unit consisted of one share of Common Stock and a warrant to purchase one-half share of Common Stock at an exercise price per share of $7.4328. The warrants are only exercisable if the Common Stock portion of the Unit is held for one year by the initial Unit purchaser. The price per Unit was $6.7571. Under the terms of this financing, the investors also receive the first right to negotiate with the Company to participate in the commercial development of the Company's anticancer product, DOXIL, in Brunei, China, Hong Kong, Indonesia, Malaysia, Singapore, Taiwan and Thailand. That right to negotiate has expired.

        On September 12, 1995, the Company's stockholders approved an increase in the number of authorized shares of Common Stock from 35,000,000 to 45,000,000.

        On October 24, 1995 and November 24, 1995, the Company raised an aggregate net proceeds of $45.6 million through the sale of 4,485,000 of Common Stock in a public offering.

        Warrants

        At December 31, 1995, warrants to purchase 3.15 million shares of Common Stock at prices ranging from $4.25 to $7.43 per share remain outstanding. All unexercised warrants will expire on various dates ranging from March 1997 through May 1999.

        Stock Purchase Plan and Stock Option Plans

        Under the 1987 Employee Stock Option Plan, as amended, and 1987 Consultant Stock Plan, as amended, (the "Plans") the Company is authorized to grant stock options to purchase up to 5,000,000 shares of common stock. Options granted under these Plans will be either non-qualified or incentive stock options and are immediately exercisable. The stock delivered upon exercise of any option under these Plans may be subject to the right of repurchase (subject to determination by the Board of Directors) upon ceasing employment or consulting relationship with the Company. The Company's right of repurchase generally expires over a period of three to five years. The exercise price of non-qualified options not less than 85 percent of fair market value at the date of the grant. Generally options are exercisable for up to ten years following the date of grant and for a period ranging from three to seven months after termination of employment or consulting arrangement.

Under the 1990 Director Stock Option Plan adopted in January 1990, as amended, the Company is authorized to grant options for up to 600,000 shares of Common Stock. Each eligible director is entitled to receive an initial grant to purchase 25,000 shares; and, on the first anniversary of the initial grant, each eligible director then in office is entitled to receive a grant to purchase 12,500 shares. Upon each annual grant date, an option to purchase an additional 5,000 shares of Common Stock will be granted. The maximum number of shares each eligible director is entitled to receive is 50,000 shares. The options generally are immediately exercisable and are not subject to any repurchase rights. The exercise price will not be less than the fair market value on the date of grant. Options, if unexercised, terminate 10 years from the date of grant and one year following termination of directorship.

        Activities under the above mentioned stock option plans are as follows (amounts in thousands, except per share information):

                                               OPTIONS OUTSTANDING
                                               -------------------
                                   OPTIONS AVAILABLE NUMBER OF         PRICE
                                       FOR GRANT       SHARES         PER SHARE
                                       ---------       ------         ---------
Balance, December 31, 1992                 328         2,126        $1.12-$20.00

Additional authorized                    1,200            --
Granted                                 (1,018)        1,018        $6.50-$12.50
Cancellations                              294          (294)       $1.12-$18.88
Exercised                                   --           (91)       $1.12-$ 9.25
                                        ------         -----
Balance, December 31, 1993                 804         2,759        $1.12-$20.00

Granted                                 (1,599)        1,599        $6.50-$ 9.25
Cancellations                            1,185        (1,185)       $1.88-$20.00
Exercised                                   --          (161)       $1.12-$ 8.88
                                        ------         -----
Balance, December 31, 1994                 390         3,012        $1.12-$18.88

Additional authorized                    2,150            --
Granted                                 (1,427)        1,427        $6.25-$13.50
Cancellations                              230          (230)       $6.75-$12.50
Exercised                                   --          (239)       $1.12-$14.00
                                        ------         -----
Balance, December 31, 1995               1,343         3,970        $1.12-$18.88
                                        ======        ======

        No shares purchased under the option plans are subject to repurchase at December 31, 1995.

        The Company's Employee Stock Purchase Plan is administered by the Board of Directors and the Company has reserved for sale under the plan 250,000 shares of Common Stock. Employees who own less than 5% of the total outstanding Common Stock of the Company are eligible to participate in the plan, which provides for the option to purchase a defined number of shares at 85% of the lower of the fair market value of the stock at the enrollment or purchase date. At December 31, 1995, approximately 129,000 shares of Common Stock had been issued under this plan.

        The Company has a 401(k) Plan under which it may make employer contributions at the discretion of the Board of Directors, but no such contributions are required. The Board also has the discretion to determine the amount of any employer contribution. The Company has reserved 150,000 shares for issuance under the Plan. For the years ended December 31, 1993, 1994, and 1995 the Company contributed Common Stock to the Plan valued at approximately $40,000, $124,000, and $157,000, respectively.

        As of December 31, 1995, approximately 10.3 million shares of Common Stock were reserved for future issuance under the Company's stock purchase plans, stock option plans, 401(k) Plan, exercise of warrants and conversion of Convertible Reset Preferred Stock.


5.      INCOME TAXES

        The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

        As of December 31, 1995, the Company has Federal and California net operating loss carryforwards ("NOLs") of approximately $88 million and $11 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $4.4 million and $2.3 million, respectively. The Federal NOLs expire as follows:

                         YEAR(S) ENDING   FEDERAL NOL
                          DECEMBER 31      EXPIRING
                          -------------   -----------
                          1996 - 2000     $ 1,000,000
                          2001 - 2010     $87,000,000
                                          -----------
                                          $88,000,000
                                          ===========

        Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar California provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

        The Federal net operating loss carryforward differs from the accumulated deficit principally due to timing differences in the recognition of certain revenue and expense items for financial and federal tax reporting purposes, consisting primarily of capitalized research and development costs and stock option deductions.

        Significant components of the Company's current deferred tax assets for federal and state income taxes are as follows (amounts in thousands):

                                                       DECEMBER 31,
                                            1995          1994          1993
                                            ----          ----          ----
 Capitalized Research and Development..     15,090      $ 11,890        10,170
 Net Operating Loss Carryforwards .....     31,370        23,050        13,900
 Research Credits .....................      5,840         3,630         2,360
 Other -- Net .........................      2,770         1,250           640
 Valuation Allowance ..................    (55,070)      (39,820)      (27,070)
                                          --------      --------      --------
           Total ......................   $     --      $     --      $     --
                                          ========      ========      ========

The valuation allowance increased by approximately $8,743,000 in 1993, $12,750,000 in 1994 and $15,250,000 in 1995. Approximately $1,700,000 of the
valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

                 SCHEDULE II__VALUATION AND QUALIFYING ACCOUNTS

                          SEQUUS PHARMACEUTICALS, INC.

- --------------------------------------------------------------------------------------------------------------------------------
               COL. A                                   COL. B                 COL. C              COL. D             COL. E
- --------------------------------------------------------------------------------------------------------------------------------
                                                                              Additions
                                                                       ----------------------
                                                                                   Charged to
                                                       Balance at      Charged to    Other
                                                      Beginning of     Costs and   Accounts -    Deductions -     Balance at End
             Description                                 Period         Expenses    Describe        Describe         of Period
- --------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1993:                           $     --        $  8,000                  $     --           $  8,000
     Reserves and allowances deducted from asset
     accounts:
         Allowance for uncollectible accounts

YEAR ENDED DECEMBER 31, 1994:                           $  8,000        $254,000                  $  4,000(1)        $258,000
     Reserves and allowances deducted from asset
     accounts:
         Allowance for uncollectible accounts

YEAR ENDED DECEMBER 31, 1995:                           $258,000        $266,000                  $346,000(1)        $178,000
     Reserves and allowances deducted from asset
     accounts:
         Allowance for uncollectible accounts

(1) Uncollectible accounts written off, net of recoveries.