Form 10-K405, Exhibit 13
period 1997-12-31
SEQUUS PHARMACEUTICALS INC
filed 1998-03-31
CIK 812444

                                                                      EXHIBIT 13

                          SEQUUS PHARMACEUTICALS, INC.









                     1997 ANNUAL REPORT TO SECURITY HOLDERS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    The statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" that relate to future plans, events or performance are forward-looking statements which involve risks and uncertainties. Actual results, events or performance may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under "Item 1 -- Risk Factors" and elsewhere in this Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be needed to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW

    The Company is an integrated pharmaceutical company engaged in the development of therapies for cancer and other diseases utilizing advanced drug delivery technologies. The Company focuses on utilizing its proprietary STEALTH liposomes to create new drug products with improved safety and efficacy profiles. The Company has developed and is marketing DOXIL, an anticancer drug, and AMPHOTEC, an antifungal drug, in the United States through its direct sales organization and internationally through its marketing partners. The Company is currently conducting Phase III clinical trials of DOXIL in patients with ovarian cancer. A Phase II clinical trial of DOXIL is also underway in patients with breast cancer as are numerous Phase I/II trials of DOXIL in the treatment of patients with other solid tumors. In addition, SEQUUS is currently conducting Phase I and II trials of its STEALTH cisplatin formulation, SPI-077, for the treatment of cancer.

    SEQUUS developed DOXIL, a proprietary STEALTH liposome formulation encapsulating a leading anticancer drug, doxorubicin. In November 1995, SEQUUS received marketing clearance from the FDA for DOXIL for the treatment of KS in people with AIDS whose KS has progressed on prior chemotherapy or in patients who are intolerant to such therapy. In December 1995, the Company launched DOXIL in the United States, using its own marketing and sales team, and achieved domestic product sales of approximately $20.9 million in 1996 and $27.0 million in 1997. In June 1996, the Company was granted marketing authorization for DOXIL under the tradename CAELYX in the 15 member states of the EU for the treatment of first-line and refractory KS in patients with low CD4 counts and extensive mucocutaneous or visceral disease. The drug may be used as first-line systemic chemotherapy, or as second-line chemotherapy, in KS patients with disease that has progressed with, or in patients who are intolerant to, prior combination chemotherapy comprising at least two of the following agents: a Vinca alkaloid, bleomycin, and doxorubicin (or other anthracycline).

    The Company has entered into a distribution agreement with Schering-Plough under which Schering-Plough has rights to market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. Schering-Plough will conduct pricing discussions with the appropriate agencies in those European countries where pricing approval is required. In addition, the Company and Schering-Plough are jointly planning the clinical development of DOXIL for the treatment of solid tumors in the United States and certain international markets. Schering-Plough will be responsible for conducting certain of these clinical trials. The Company received fees of $7.3 million (including a one-time distribution rights payment of $5.3 million) in 1996 and $4.3 million in 1997 from Schering-Plough.

    The Company used another lipid-based delivery technology to develop AMPHOTEC, a proprietary formulation of a leading antifungal drug, amphotericin
B. In November 1996, SEQUUS received marketing clearance from the FDA for AMPHOTEC for the treatment of invasive aspergillosis, a life-threatening fungal infection, in patients where renal impairment or unacceptable toxicity precludes the use of conventional amphotericin B therapy in effective doses and in patients where prior amphotericin B therapy has failed. In December 1996, the Company launched AMPHOTEC in the United States, using its own marketing and sales organization. AMPHOTEC has also received marketing clearance in a number of other countries for the treatment of systemic fungal infections in patients for whom conventional amphotericin

B is contraindicated due to toxicity or renal failure or for whom previous antifungal therapy was unsuccessful. The Company's strategy is to commercialize AMPHOTEC in international markets, under the tradename AMPHOCIL, through distribution partners. The Company has entered into a number of distribution agreements, including agreements with Zeneca and Bayer, in selected countries. A liposome-based amphotericin B product which targets indications similar to those targeted by AMPHOCIL has been first to market and captured a significant portion of market share in many foreign markets. Another competitor introduced its lipid-based amphotericin B product as the third entrant in the U.K. market at a price substantially below the price of the other lipid-based antifungals and launched the product as the first lipid-based antifungal agent in the United States. Competition from these two competitors could have an adverse effect on the market penetration and pricing of AMPHOTEC in both Europe and in the United States.

    The Company recognizes product sales upon shipment of product to its marketing partners internationally and to its customers in the United States. The Company's quarterly operating results depend upon a variety of factors, including the price, volume and timing of sales of the Company's approved products; variations in payments under collaborative agreements, including royalties, fees and other contract revenues; the availability of third-party reimbursement; and the regulatory approvals of new products, or expanded labeling of existing products. The Company's quarterly operating results may also fluctuate significantly depending on other factors, including the timing of the expansion of clinical trials for DOXIL and AMPHOTEC and the level of clinical trials for SP1-077; changes in the Company's level of research and development; changes in manufacturing capabilities; and variations in gross margins of the Company's products which may be caused by cost increases from third-party manufacturers, availability and cost of raw materials, competitive pricing pressures and the mix between product sales in the United States and sales to the Company's international marketing partners. In addition, sales of a product in any given period, including the quarter in which a new product is initially introduced to the market, may include a significant amount of orders for inventory by distributors and wholesalers and may not necessarily be indicative of actual demand for that product by physicians and patients. There can be no assurance that distributors or wholesalers will be able to forecast demand for product accurately. Fluctuations in operating results will occur to the extent that demand by physicians and patients does not meet distributors' or wholesalers' expectations. The Company expects quarter to quarter fluctuations to continue in the future. In addition, the Company expects operating expenses to increase in 1998, and there can be no assurance that the Company's revenues will not decline or that the Company will ever achieve profitability.

    The Company has incurred losses in each year since its inception and has accumulated approximately $174.2 million in net losses through December 31, 1997, including a net loss of approximately $23.6 million in the fiscal year ended December 31, 1997. Although the Company and its marketing partners have commenced marketing DOXIL in the United States and certain international markets and AMPHOTEC in the United States and many other countries abroad, there can be no assurance that revenues from product sales or other sources will be sufficient to fund operations or that the Company will achieve profitability or positive cash flow.

    The Company expects its research and development expenses to increase as a result of expanded clinical trials of DOXIL in a variety of solid tumors and clinical trials of SPI-077. The Company expects its marketing and sales expenses to increase as it proceeds with the commercialization of DOXIL and AMPHOTEC through its United States direct sales and marketing organization. As of December 31, 1997, SEQUUS had a United States sales team of 39 individuals experienced in the sale of pharmaceutical and biopharmaceutical products, with particular emphasis on oncology and infectious disease.

    The Company's business is subject to significant risks, including, but not limited to, the risks inherent in seeking market acceptance of current and future products; managing a marketing and sales organization; depending on third-party distributors, manufacturers and sole-source suppliers; obtaining and enforcing patents; uncertainties relating to product development, clinical trials and the regulatory approval process; uncertainties relating to the patent rights of others; and uncertainties relating to pharmaceutical pricing and reimbursement. See "Item 1 -- Risk Factors"

RESULTS OF OPERATIONS

Years Ended December 31, 1997 and 1996

    Revenues

    Total revenues were $40.0 million, of which $35.0 million were product sales, during the year ended December 31, 1997 compared with $32.9 million during the year ended December 31, 1996. DOXIL product sales represented 84% of total product sales in 1997 compared to 89% in 1996. For 1997, 16% of the Company's product sales represented sales of AMPHOTEC as compared to 3% in 1996. In 1997, the Company received approximately $5.0 million in royalties and fees as compared $7.5 million in 1996, which included a one-time distribution rights payment of $5.3 million from Schering-Plough in the third quarter of 1996.

    Operating Expenses

    The Company's gross margin decreased to 80% of product sales in 1997 from 84% of product sales in 1996. This decrease in the gross margin is due to the increase in sales through distribution partners and the mix of product sold versus 1996. The Company generally recognizes higher margins on direct product sales in the United States than it does on sales to the Company's international distribution partners and agents. Direct product sales were 87% of product sales in 1997 and were 89% of product sales in 1996. The Company anticipates that its gross margin will continue to fluctuate depending on the mix between direct product sales in the United States and sales to the Company's international distribution partners and agents.

    Generally, a majority of the Company's operating expenses are incurred for research and development ("R&D"), including preclinical testing and clinical trials required for new pharmaceutical products. The principal items of R&D expense are personnel costs, costs of clinical trials, clinical production and supplies. R&D expense increased to $32.5 million in 1997, from $27.7 million in 1996. This increase in expenses resulted from higher spending in 1997 associated with clinical trials for DOXIL, expenses associated with the regulatory approval of AMPHOTEC and an increase in spending on R&D projects. The Company anticipates that future clinical trial expenses will increase due to expanded clinical trials of DOXIL in a variety of solid tumors and on clinical trials of SPI-077.

    Selling, general and administrative expenses increased to $25.2 million in 1997 from $20.3 million in 1996. The increase in selling, general and administrative expenses was primarily due to the expanded marketing of DOXIL and the first full year of marketing AMPHOTEC after the products' launch in December 1996.

    Interest Income & Expense

    Interest income decreased to $1.5 million in 1997 from $1.8 million in 1996, due to the decrease in cash available for investment. Interest expense increased to $0.2 million in 1997 relating to a $5.0 million loan obtained in June 1997.

    Net Loss

    The Company's net loss increased to $23.6 million in 1997 from $17.2 million in 1996. The net loss per share (both basic and diluted) was $0.78 for 1997 compared to $0.59 per share for 1996. The increase in the loss was due primarily to an increase in product marketing and sales costs for DOXIL and the first full year of marketing AMPHOTEC after the products launch in December 1996, an increase in clinical and preclinical costs for additional trials, and the absence of a similar 1996 one-time upfront payment under the Schering-Plough distribution agreement.

Years Ended December 31, 1996 and 1995

    Revenues

    Total revenues, of which the majority were product sales, were $32.9 million, during the year ended December 31, 1996 compared with $2.0 million recorded during the year ended December 31, 1995. DOXIL product sales represented 89% of total product sales in 1996 compared to 49% in 1995. For 1996, 3% of the Company's product sales represented sales of AMPHOCIL to Zeneca as compared to 41% for 1995. In 1996, the Company received approximately $7.5 million in upfront fees and payments, which included $7.3 million from Schering-Plough.

    Operating Expenses

    R&D expenses increased to $27.7 million in 1996 from $22.7 million in 1995. This increase in expenses resulted from higher spending in 1996 associated with clinical trials for DOXIL, expenses associated with the regulatory approval of AMPHOTEC and an increase in spending on R&D projects.

    Selling, general and administrative expenses increased to $20.3 million in 1996 from $13.9 million in 1995, principally reflecting an increase in marketing and sale expenses in preparation of the December 1996 AMPHOTEC launch and the first full year of marketing DOXIL. The Company hired 17 additional sales individuals to support the launch of AMPHOTEC.

    Interest Income & Expense

    Interest income increased to $1.8 million in 1996 from $1.4 million in 1995, due to the increase in cash available for investment resulting from approximately $45.6 million received by the Company from a public offering of Common Stock in the fourth quarter of 1995. Interest expense in 1996 and 1995 were insignificant.

    Net Loss

    The Company's net loss decreased to $17.2 million in 1996 from $33.6 million in 1995. The net loss per share (both basic and diluted) was $0.59 for 1996 compared to $1.54 in 1995. The decrease in the loss was due primarily to an increase in product sales and receipt of a one-time upfront distribution rights payment under the Schering-Plough distribution agreement, partially offset by an increase in marketing and sales costs in anticipation of the December 1996 AMPHOTEC launch, the first full year of marketing of DOXIL and an increase in clinical and preclinical costs for additional trials.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash and cash equivalents at December 31, 1997 were $6.7 million, a decrease of $3.3 million from $10.0 million at December 31, 1996. This decrease represents $13.7 million of net cash used by operating activities, capital expenditures of $3.0 million partially offset by $14.1 million of cash provided by financing activities and other investing activities. Short term marketable investments decreased to $18.6 million as of December 31, 1997 as compared to $22.9 million as of December 31, 1996. In June 1997, the Company received proceeds of $5.0 million from a working capital loan of $10.0 million from a bank. Payment terms for the $5.0 million are interest only for 12 months and principal and interest over the following 44 months. The remaining $5.0 million can be drawn down against eligible accounts receivable. The Company received approximately $4.7 million from the issuance of common stock on the exercise of warrants issued to investors in private placements and the exercise of employee stock options.

    The Company believes it's existing cash balances, interest income and revenues from operations will be adequate to fund its planned activities at least through 1998. The Company may decide to raise additional financing sooner. There can be no assurance that adequate financing will be available on satisfactory terms, if at all.

    The Company's strategy is to fund from its own cash resources the preclinical development of its proprietary products, DOXIL, AMPHOTEC and SPI-077, and the continued research and development of additional STEALTH liposome products. This strategy will require significant operating and capital expenditures including the construction of a pilot production facility which is currently in the planning phase.

      As of December 31, 1997, the Company had Federal and California net operating loss carryforwards of approximately $119.5 million and $7.3 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $6.1 million and $4.3 million, respectively. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar California provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

IMPACT OF YEAR 2000

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. In 1997, the Company initiated a project to modify or replace portions of its systems so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company has determined it has no exposure to contingencies related to the Year 2000 issue for the products it has sold. The Company expects this project to be substantially complete by the fourth quarter of 1999 and does not expect to incur material costs on this project. The Company will begin to initiate formal communications with all of its significant suppliers and large customers to determine the extent to which the Company may be vulnerable to those third parties failure to remediate their own Year 2000 issues. Despite these efforts, there can be no assurance that the Company will not encounter unforeseen problems in its own computer systems, or that the systems of other companies on which the Company's operations rely will be upgraded or replaced in a timely manner. Such unforeseen problems in the Company's systems, or failures to address this issue by other companies could have an adverse effect on the Company's operations.

                             SELECTED FINANCIAL DATA

                                                             YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1997       1996       1995       1994       1993
                                                ----       ----       ----       ----       ----
STATEMENT OF OPERATIONS DATA:                          (in thousands, except per share data)


Revenues:
    Product sales............................ $ 34,998   $ 25,462   $  1,907   $  3,664   $  1,299
    Royalties and fees (1)...................    4,954      7,461        109         91      5,458
                                              --------   --------   --------   --------   --------
Total revenues...............................   39,952     32,923      2,016      3,755      6,757

Operating expenses:
    Cost of goods sold.......................    7,119      3,990        511        916        232
    Research and development.................   32,474     27,652     22,651     25,378     21,128
    Selling, general and administrative......   25,181     20,302     13,856      7,622      6,653
                                              --------   --------   --------   --------   --------
Total operating expenses.....................   64,774     51,944     37,018     33,916     28,013
                                              --------   --------   --------   --------   --------
Loss from operations.........................  (24,822)   (19,021)   (35,002)   (30,161)   (21,256)
Interest Expense                                  (236)       --         --         --         --
Interest income..............................    1,477      1,844      1,406        976      1,602
                                              --------   --------   --------   --------   --------
Net loss..................................... $(23,581)  $(17,177)  $(33,596)  $(29,185)  $(19,654)
                                              ========   ========   ========   ========   ========
Net loss per share (basic and diluted)....... $  (0.78)  $  (0.59)  $  (1.54)  $  (1.54)  $  (1.05)
                                              ========   ========   ========   ========   ========
Shares used in the calculation of net loss
per share (basic and diluted)................   30,369     28,937     21,831     18,978     18,789
                                              ========   ========   ========   ========   ========

                                                                      DECEMBER 31,
                                                                      ------------
                                               1997          1996          1995          1994          1993
                                               ----          ----          ----          ----          ----
BALANCE SHEET DATA:                                                  (in thousands)

Cash and cash equivalents and short-term
  marketable investments ...............    $  25,295     $  32,946     $  50,276     $  11,757     $  34,658
Long-term marketable investments .......         --            --            --             500         2,520
Total assets ...........................       42,228        54,968        57,808        18,198        45,179
Long-term debt .........................        4,400          --            --            --            --
Accumulated deficit ....................     (174,176)     (150,624)     (133,427)      (99,865)      (70,668)
Total stockholders' equity .............       25,766        44,327        49,599        10,938        39,318


(1) Includes a signing fee and regulatory milestone fee totaling $5.3 million from Zeneca Limited in 1993, a distribution rights fee of $5.3 million from Schering-Plough in 1996 and performance payments of $4.3 million from Schering-Plough in 1997.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SEQUUS Pharmaceuticals, Inc.

    We have audited the accompanying balance sheets of SEQUUS Pharmaceuticals, Inc. as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEQUUS Pharmaceuticals, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                               ERNST & YOUNG LLP

Palo Alto, California
January 28, 1998

                           SEQUUS PHARMACEUTICALS, INC.

                                  BALANCE SHEETS
                 (in thousands, except share and per share data)

                                                                                      DECEMBER 31
                                                                                      -----------
                                                                                   1997        1996
                                                                                   ----        ----
                                    ASSETS
Current assets:
    Cash and cash equivalents ...............................................    $  6,688    $  9,997
    Short-term marketable investments .......................................      18,607      22,949
    Trade accounts receivable, net of allowance for bad
    debts of $1,501 in 1997  and $504 in 1996 ...............................       4,841       8,972
    Inventories .............................................................       4,117       5,697
    Prepaid expenses and other current assets ...............................       1,145       1,601
                                                                                 --------    --------
Total current assets ........................................................      35,398      49,216
Equipment and improvements, net .............................................       6,569       5,564
Other assets ................................................................         261         188
                                                                                 --------    --------
Total assets ................................................................    $ 42,228    $ 54,968
                                                                                 ========    ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable ........................................................    $  3,848    $  4,539
    Accrued liabilities .....................................................       6,883       6,102
    Deferred revenue ........................................................         731        --
    Current portion of long term debt .......................................         600        --
                                                                                 --------    --------
Total current liabilities ...................................................      12,062      10,641
Long term debt ..............................................................       4,400        --
Commitments
Stockholders' equity:
  Common stock, par value $0.0001; 45,000,000 shares
    authorized, shares issued and outstanding were
    30,601,355 in 1997 and 29,660,319 shares in 1996 ........................           3           3
  Additional paid-in capital ................................................     199,939     194,948
  Accumulated deficit......................................                      (174,176)   (150,624)
                                                                                 --------    --------
    Total stockholders' equity ..............................................      25,766      44,327
                                                                                 --------    --------
    Total liabilities and stockholders' equity ..............................    $ 42,228    $ 54,968
                                                                                 ========    ========


                             See accompanying notes.

                           SEQUUS PHARMACEUTICALS, INC.

                             STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                           1997         1996         1995
                                                           ----         ----         ----
Revenues:
    Product sales ...................................    $ 34,998     $ 25,462     $  1,907
    Royalties and fees ..............................       4,954        7,461          109
                                                         --------     --------     --------
Total revenues ......................................      39,952       32,923        2,016

Expenses:
    Cost of goods sold ..............................       7,119        3,990          511
    Research and development ........................      32,474       27,652       22,651
    Selling, general and administrative .............      25,181       20,302       13,856
                                                         --------     --------     --------
Total expenses ......................................      64,774       51,944       37,018
                                                         --------     --------     --------
Loss from operations ................................     (24,822)     (19,021)     (35,002)

Interest expense ....................................        (236)        --           --
Interest income .....................................       1,477        1,844        1,406
                                                         --------     --------     --------
Net loss ............................................    $(23,581)    $(17,177)    $(33,596)
                                                         ========     ========     ========

Net loss per share (basic and diluted) ..............    $   (.78)    $   (.59)    $  (1.54)
                                                         ========     ========     ========
Common shares used in the calculation of net loss per
share (basic and diluted) ...........................      30,369       28,937       21,831
                                                         ========     ========     ========



                             See accompanying notes.

                           SEQUUS PHARMACEUTICALS, INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY
                                  (in thousands)

                                           SERIES A                                    ADDITIONAL                    TOTAL
                                       PREFERRED STOCK             COMMON STOCK          PAID-IN    ACCUMULATED   STOCKHOLDERS'
                                       SHARES    AMOUNT          SHARES    AMOUNT        CAPITAL      DEFICIT        EQUITY
                                       ------    ------          ------    ------        -------      -------        ------
Balance at December 31, 1994 ........  --       $    --          19,096    $     2      $ 110,801    $ (99,865)    $  10,938
Shares issued for contribution
 to 401(k) Plan .....................  --            --              24         --            157         --             157
Shares issued under the
 Employee Stock Purchase Plan .......  --            --              49         --            281         --             281
Exercise of warrants ................  --            --              22         --             91         --              91
Exercise of stock options ...........  --            --             239         --            813         --             813
Sale of Preferred Stock in
 secondary  offering, net of
 issuance costs of $986 .............   480           4            --           --         11,010         --          11,014
Sale of Units in secondary
 offering, net of issuance
 costs of $771 ......................  --            --           2,224         --         14,275         --          14,275
Sale of Common Stock in
 secondary offering, net of
 issuance costs of $828 .............  --            --           4,485          1         45,591         --          45,592
Conversion of Preferred Stock .......   (43)         --             144         --           --           --            --
Unrealized gains, net on
 available-for-sale securities ......  --            --            --           --           --             34            34
 Net loss ...........................  --            --            --           --           --        (33,596)      (33,596)
                                       ----     ---------        ------    ---------    ---------    ---------     ---------
Balance at December 31, 1995 ........   437           4          26,283          3        183,019     (133,427)       49,599
Shares issued for contribution
 to 401(k) Plan .....................  --            --              12         --            174         --             174
Shares issued under the
 Employee Stock Purchase Plan .......  --            --              83         --            628         --             628
Exercise of warrants ................  --            --           1,179         --          6,514         --           6,514
Exercise of stock options ...........  --            --             601         --          4,149         --           4,149
Common Stock issued in
 exchange for research and
 development license ................  --            --              30         --            460         --             460
Conversion of Preferred Stock .......  (437)         (4)          1,472         --              4         --            --
Change in unrealized gains,
 net on available-for-sale
 securities .........................  --            --            --           --           --            (20)          (20)
Net loss ............................  --            --            --           --           --        (17,177)      (17,177)
                                       ----     ---------        ------    ---------    ---------    ---------     ---------
Balance at December 31, 1996 ........  --       $    --          29,660    $     3      $ 194,948    $(150,624)    $  44,327
Shares issued for contribution
 to 401(k) Plan .....................  --            --              18         --            287         --             287
Shares issued under the
 Employee Stock Purchase Plan .......  --            --             133         --            867         --             867
Exercise of warrants ................  --            --             507         --          2,073         --           2,073
Exercise of stock options ...........  --            --             283         --          1,764         --           1,764
Change in unrealized gains,
 net on available-for-sale
 securities .........................  --            --            --           --           --             29            29
Net loss ............................  --            --            --           --           --        (23,581)      (23,581)
                                       ----     ---------        ------    ---------    ---------    ---------     ---------
Balance at December 31, 1997 ........  --       $    --          30,601    $     3      $ 199,939    $(174,176)    $  25,766
                                       ====     =========        ======    =========    =========    =========     =========




                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                             STATEMENT OF CASH FLOWS
                Increase (decrease) in cash and cash equivalents
                                 (in thousands)

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                           1997        1996         1995
                                                           ----        ----         ----
Cash flows from operating activities:
    Net loss.........................................   $ (23,581)  $ (17,177)   $ (33,596)
    Adjustments to reconcile net loss to net cash
      used in operating activities:
    Depreciation and amortization....................       1,982       1,767        1,957
    Issuance of common stock to 401(k) plan..........         287         174          157
    Issuance of common stock in exchange for
      research and development technology license....         --          460          --
    Changes in operating assets and liabilities:
       Trade accounts receivable.....................       4,131      (7,330)      (1,578)
       Inventories...................................       1,580      (4,592)        (547)
       Prepaid expenses and other current assets.....         456        (652)         194
       Other assets..................................         (73)        (44)          (7)
       Accounts payable..............................        (691)      1,766        1,187

       Accrued compensation..........................        (867)        839        1,513
       Accrued clinical costs........................         694        (650)      (2,290)
       Other accrued liabilities.....................         954       1,193         (177)
       Deferred revenue..............................         731        (716)         716
                                                        ---------   ---------    ---------
    Net cash used in operating activities............     (14,397)    (24,962)     (32,471)

Cash flows from investing activities:
    Available-for-sale securities:
       Purchases.....................................     (64,589)    (90,207)    (106,013)
       Sales.........................................      26,557      45,127       30,843
       Maturities....................................      42,403      65,617       38,507
    Capital expenditures, net........................      (2,987)     (3,639)      (1,610)
                                                        ---------   ---------    ---------
    Net cash provided by (used in) investing
     activities......................................       1,384      16,898      (38,273)

Cash flows from financing activities:
    Issuance of common stock.........................       4,704      11,291       61,052
    Issuance of preferred stock......................         --          --        11,014
    Proceeds from long term debt.....................       5,000         --           --
                                                        ---------   ---------    ---------
    Net cash provided by financing activities........       9,704      11,291       72,066
                                                        ---------   ---------    ---------
Net increase in cash and cash equivalents............      (3,309)      3,227        1,322
Cash and cash equivalents, beginning of the year.....       9,997       6,770        5,448
                                                        ---------   ---------    ---------
Cash and cash equivalents, end of the year...........   $   6,688   $   9,997    $   6,770
                                                        =========   =========    =========
Supplemental disclosure of cash flow information:
    Cash paid during the year for interest...........   $    236    $     --     $     --
                                                        =========   =========    =========



                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business

    SEQUUS Pharmaceuticals, Inc. ("SEQUUS", the "Company") is engaged in the development, manufacture, marketing and sale of proprietary liposome and lipid-based products primarily to treat cancer and certain fungal infections. SEQUUS' strategic emphasis is on injectable pharmaceutical products designed to improve the efficacy and reduce the toxicity of selected existing and new drugs used to treat cancer and infectious diseases. SEQUUS distributes DOXIL and AMPHOTEC in the United States through distributors and the same products under the tradenames of CAELYX and AMPHOCIL, respectively, in various countries outside the United States through corporate alliances, distribution agreements and various agents. The Company's key raw materials are acquired from a limited number of vendors and a single third party manufactures all of the Company's finished goods.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents and Marketable Investments

    The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Short-term investments consist of investments with original maturities greater than three months, but less than one year.

    The Company invests its excess cash principally in U.S. Treasury Bills and high-grade investment paper. The Company maintains its cash, cash equivalents and marketable investments in several different instruments with various banks and brokerage houses. The diversification of risk is consistent with Company policy to maintain liquidity and ensure the safety of principal.

    The Company accounts for its marketable investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. During 1997 and 1996, all investments were classified as available-for-sale securities and are carried at fair value, which is determined based on the quoted market prices of the securities, with the unrealized gains and losses reported as a component of accumulated deficit. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest. The cost of securities sold is based on the specific identification method. Interest and dividends on securities are included in interest income.

                           SEQUUS PHARMACEUTICALS, INC.

    The following is a summary of available-for-sale securities (in thousands):

                                                              GROSS
                                                            UNREALIZED
                                                            ----------
                                                                           ESTIMATED
                                                AMORTIZED                    FAIR
     DECEMBER 31, 1997                            COST     GAINS  LOSSES     VALUE
     -----------------                            ----     -----  ------     -----

U.S. government securities..................... $  6,581    $  6  $  --    $  6,587
U.S. corporate securities......................    8,052      21     --       8,073
Foreign corporate debt securities..............    3,943       4     --       3,947
                                                --------    ----  ------   --------
                                                $ 18,576    $ 31  $  --    $ 18,607
                                                ========    ====  ======   ========

     DECEMBER 31, 1996
     -----------------

U.S. government securities..................... $  7,434    $  1  $   (1)  $  7,434
U.S. corporate securities......................    7,399       1     --       7,400
Foreign corporate debt securities..............    8,114       1     --       8,115
                                                --------    ----  ------   --------
                                                $ 22,947    $  3  $   (1)  $ 22,949
                                                ========    ====  ======   ========



    All of these securities mature within one year. The gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 1997, 1996 and 1995 were not significant.

  Inventories

    Inventories are stated at the lower of cost (principally first-in, first-out) or market. The inventory detail is as follows (in thousands):

                                                                DECEMBER 31,
                                                                ------------
                                                             1997         1996
                                                             ----         ----
        Raw materials....................................   $2,707       $2,801
        Work-in-process..................................      --         2,223
        Finished goods...................................    1,410          673
                                                            ------       ------
                                                            $4,117       $5,697
                                                            ======       ======


  Equipment and Improvements

    Equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease, or useful life of the asset, whichever is less. The equipment and improvements detail is as follows (in thousands):

                                                               DECEMBER 31,
                                                               ------------
                                                            1997           1996
                                                            ----           ----
        Office and laboratory equipment................  $ 12,904        $10,397
        Leasehold improvements.........................     5,584          5,104
                                                         --------        -------
                                                           18,488         15,501
        Accumulated depreciation and amortization......   (11,919)        (9,937)
                                                         ========        =======
                                                         $  6,569        $ 5,564
                                                         ========        =======

                          SEQUUS PHARMACEUTICALS, INC.

Accrued Liabilities

      Accrued liabilities consist of the following (in thousands):

                                                              DECEMBER 31,
                                                              ------------
                                                            1997        1996
                                                            ----        ----
        Accrued compensation............................. $ 2,282     $ 3,149
        Accrued clinical costs...........................   1,708       1,014
        Other accrued liabilities........................   2,893       1,939
                                                          -------     -------
                                                          $ 6,883     $ 6,102
                                                          =======     =======


Revenue Recognition and Concentration of Credit Risk

    The Company recognizes product sales upon shipment to customers. The Company defers amounts based on historical sales return experience.

    Royalties are recognized as revenue based on licensed product sales as reported by the Company's partners. Fees and milestone payments are recognized as earned as specified in terms set forth in the related agreements.

    The Company sells its products to distributors in the United States and Europe. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. For the year ended December 31, 1995, one customer represented 41% of product sales. No single customer accounted for 10% or more of product sales in 1996. For the year ended December 31, 1997, two customers each represented 19% of product sales and a third customer represented 18% of product sales.

  Clinical Costs

    Clinical costs include costs associated with preclinical testing of compounds for safety and efficacy, clinical trials and company-funded research performed by third parties. Clinical trials costs are recognized as research and development expense as the contractually-specified patient services are performed.

  Advertising Expenses

    The Company accounts for advertising costs as an expense in the period in which they are incurred. Advertising expenses were $2,095,000, $606,000 and $109,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

  Stock Based Compensation

    In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which the Company adopted in 1996, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issue to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant as determined by the Company's Board of Directors, no compensation expense is recognized. See Note 5 for pro forma disclosures required by SFAS 123.

                          SEQUUS PHARMACEUTICALS, INC.

Financial Statement Presentation

    In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share", according to which the calculation of primary and fully diluted earnings per share, was replaced with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform to Statement 128 requirements.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 as follows (in thousands except per share data):

                                                                           1997         1996         1995
                                                                           ----         ----         ----
Numerator used for basic and diluted loss per share- net loss           $(23,581)    $(17,177)    $(35,002)

Denominator for basic and diluted earnings per share- weighted
    average shares                                                        30,369       28,937       21,831

Net loss per share (basic and diluted)                                  $  (0.78)    $  (0.59)    $  (1.54)
                                                                        ========     ========     ========

During 1997, 1996, and 1995, options to purchase 1,716,848 shares, 247,373 shares, and 190,157 shares, respectively, of common stock were outstanding but were not included in the computation of diluted earnings per share as the effect would be antidilutive.

New Accounting Standards

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 established new rules for the reporting and display of comprehensive income and its components. Adoption is required in 1998 and will not have an impact on the Company's net income or stockholders' equity. SFAS 130 requires unrealized gains and losses on the companies available-for-sale securities, which currently are reported in stockholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 is required in 1998 and will have no impact on the Company's consolidated results of operations, financial position or cash flows.

2. COLLABORATIVE AGREEMENTS

In August 1996, the Company entered into a distribution agreement with Schering-Plough and, in partial consideration for distribution rights, received from Schering-Plough a one-time upfront payment of $5.3 million. The Company recognized $7.3 million in upfront fees and payments for the achievement of certain targets and events during 1996. Under the multi-year agreement, Schering-Plough has obtained exclusive rights to distribute, market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. Under the terms of the agreement, SEQUUS will receive payments for product sales to Schering-Plough. In addition, SEQUUS and Schering-Plough will jointly develop a worldwide clinical plan for investigating the use of CAELYX in the treatment of solid tumors. Each party will undertake clinical trials in specific indications, coordinated by a joint development team. As part of the agreement, Schering-Plough

                          SEQUUS PHARMACEUTICALS, INC.

will conduct certain clinical trials for oncology indications, will apply for regulatory approval in the Schering-Plough territories for all new indications, and will assist with pharmacoeconomic studies. The agreement also calls for potential additional payments to the Company totaling $27 million based on the achievement of certain product development milestones and events. In 1997, the Company recognize $4.3 million in additional payments based on the achievement of certain product development milestones and events during the year.

    In July 1996, the Company obtained an exclusive sub-license to certain technologies held by Sheffield Medical Technologies, Inc. In return for the sub-license the Company issued 29,798 shares of its Common Stock with a fair market value of approximately $500,000, less issuance costs of $40,000. The fair market value of the Common Stock was charged to research and development expense in the accompanying statement of operations in 1996.

    In August 1993, the Company signed a distribution agreement with Zeneca under which Zeneca was to market and sell AMPHOCIL in most European countries. In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover additional markets. In July 1996, SEQUUS announced that it had reacquired from Zeneca all international marketing and distribution rights for AMPHOCIL except for nine European countries to which Zeneca had retained such rights (Denmark, Finland, Iceland, Ireland, Italy, the Netherlands, Portugal, Sweden and the U.K.). In exchange for the return to SEQUUS of marketing and distribution rights throughout the rest of the world, SEQUUS agreed to restructure certain future milestone payments specified in the original agreement, adjust the pricing terms for AMPHOCIL to provide greater competitive flexibility, and exchange certain inventory held by Zeneca. The reacquisition of international marketing and distribution rights for AMPHOCIL is continuing.

    The Company also has entered into various other distribution agreements with international pharmaceutical companies to exclusively distribute AMPHOCIL in specific countries.

3. COMMITMENTS

    The Company leases its facility and certain equipment under operating leases. Rent expense under these leases was $2,461,000, $1,813,000, and $852,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Rent expense is being recognized on a straight-line basis over the lease term of the facility lease which has scheduled rental payment increases.

    Minimum annual rental commitments under all operating leases at December 31, 1997 total $1,780,000 in 1998, $1,650,000 in 1999, $1,637,000 in 2000,
$1,614,000 in 2001, $1,611,000 in 2002 and $537,000 thereafter.

    The Company received proceeds of $5.0 million from a working capital loan of $10.0 million from a bank. Payment terms for the $5.0 million are interest only for 12 months and principal and interest over the following 44 months. The remaining $5.0 million can be drawn down against eligible accounts receivable.

    The Company has entered into multiple year supply agreements with two vendors which supply key raw materials. Under the agreements the Company is required to purchase its forecasted three months requirement as provided to the vendors.

4. STOCKHOLDERS' EQUITY

    On March 31, and April 13, 1995, the Company raised an aggregate of $11 million of equity capital with the sale of 480,000 shares of Series A Convertible Reset Preferred Stock ("Convertible Reset Preferred Stock") together with warrants to purchase 808,320 shares of Common Stock. Each share of Convertible Reset Preferred Stock was convertible

                          SEQUUS PHARMACEUTICALS, INC.

into Common Stock at an initial conversion price of $7.425 per share of Common Stock (effectively 3.367 shares of common stock for each share of preferred stock). During 1995, 43,200 shares of Convertible Reset Preferred Stock were converted into 144,106 shares of common stock. On February 2, 1996 the Company elected to convert the remaining 437,200 shares of Convertible Reset Preferred Stock into 1,472,052 shares of Common Stock. The conversion was completed in April 1996. During 1996, 120,682 warrants to purchase Common Stock were exercised. As of December 31, 1997, warrants to purchase 687,638 shares of Common Stock remain outstanding and expire in April 1998.

    On May 25, 1995, the Company raised net proceeds of $14.3 million through a private placement of Units. Each Unit consisted of one share of Common Stock and a warrant to purchase one-half share of Common Stock at an exercise price per share of $7.4328. The warrants are only exercisable if the Common Stock portion of the Unit is held for one year by the initial Unit purchaser. The price per Unit was $6.7571. Under the terms of this financing, the investors also receive the first right to negotiate with the Company to participate in the commercial development of the Company's anticancer product, DOXIL, in Brunei, China, Hong Kong, Indonesia, Malaysia, Singapore, Taiwan and Thailand. The right to negotiate has expired. During 1997 and 1996, warrants of 7,399 and 352,460 respectively to purchase Common Stock were exercised. As of December 31, 1997, warrants to purchase 751,986 shares of Common Stock remain outstanding and expire in May 1999.

    In March 1991, the Company issued in a private placement (the "1991 Financing") 1,252,143 units (each, a "Unit," collectively, the "Units") at a price of $7.00 per unit. Each Unit consisted of two shares of Common Stock and a six-year warrant to purchase an additional share of Common Stock at an exercise price of $4.25 per share. Gross proceeds to the Company were $8,750,000. In addition to the sale of the Units, the Company paid a fee and issued a six year warrant to purchase 125,000 shares of Common Stock to Oppenheimer & Co., Inc. for its role as placement agent in connection with the 1991 Financing. During 1996, 705,714 warrants to purchase Common Stock were exercised. During March 1997, the remaining 525,000 warrants to purchase Common Stock were exercised.

    As of December 31, 1996, approximately 7,900,000 shares of Common Stock were reserved for future issuance under the Company's 401(k) Plan, stock option plans, employee stock purchase plan and for the exercise of warrants.

     On April 17, 1997, the Board of Directors adopted a Stockholder Rights Plan ("Rights Plan") to assist its stockholders in realizing fair value and equal treatment in the event of any attempted takeover of the Company and to protect the Company and its stockholders against coercive takeover tactics. In the event a third party or group were to acquire 15 percent or more of the Company's outstanding Common Stock without the prior approval of the Board of Directors, each Company stockholder, other than the acquirer, will have the right to buy Common Stock of the Company with a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger, stockholders with unexercised rights could purchase common stock of the acquirer with a value of twice the exercise price of the rights.

5. STOCK OPTIONS PLAN AND STOCK PURCHASE PLAN

  401(k) Plan

    The Company has a 401(k) Plan under which it may make employer contributions at the discretion of the Board of Directors, but no such contributions are required. The Board also has the discretion to determine the amount of any employer contribution. The Company has reserved 138,000 shares for issuance under the Plan. For the years ended December 31, 1997, 1996 and 1995, the Company contributed Common Stock to the Plan valued at approximately $287,000, $174,000 and $157,000, respectively.

                          SEQUUS PHARMACEUTICALS, INC.

  Stock Compensation Plans

    Under the 1987 Employee Stock Option Plan, as amended, and 1987 Consultant Stock Plan, as amended, (the "Plans"), both of which expired in December 1997, the Company was authorized to issue either incentive or non-qualified stock options to its employees and consultants to purchase up to 5,000,000 shares of common stock. Generally, options granted under the Plan become exercisable over periods of six months to four years and for a period ranging from three to seven months after termination of employment or consulting arrangement, and all expire ten years from the date of grant. The stock delivered upon exercise of any option under these Plans may be subject to repurchase (subject to determination by the Board of Directors) upon ceasing employment or consulting relationship with the company. The Company's right of repurchase generally expires over a period of three to five years. The exercise price of non-qualified stock options may not be less than 85 percent of the fair market value of the stock on the date of grant. The Company granted options to purchase 12,000, 30,000 and 16,000 shares of Common Stock under the 1987 Consultant Stock Plan during 1997, 1996 and 1995, respectively. The fair value of these options are immaterial.

    Under the 1990 Director Stock Option Plan (the "Director Plan"), the Company is authorized to grant non-qualified options to its non-employee directors for up to 600,000 shares of Common Stock. Each eligible director is entitled to receive an initial grant to purchase 25,000 shares; and, on the first anniversary of the initial grant, each eligible director then in office is entitled to receive a grant to purchase 12,500 shares. Upon each annual grant date, an option to purchase an additional 5,000 shares of Common Stock will be granted to each non-employee director plus an option to purchase an additional 2,500 shares to each such director who also serves on one or more committees of the Board. All options under the Director Plan have an exercise price not less than the fair market value on the date of grant. Options granted before March 8, 1996 were immediately exercisable upon the grant, and initial options granted on or after March 8, 1996 vest ratably over four years. Each annual grant granted on or after March 8, 1996 vest ratably one year from the date of grant. The right to exercise generally expires upon the earlier of ten years from the date of grant or one year after a non-employee director's termination as a non-employee director. The Company granted options to purchase 37,500 and 22,500 shares of Common Stock under the Director Stock Option Plan in 1996 and 1997, respectively. No shares were granted pursuant to this plan in 1995.

    In June 1997, the stockholders approved an Equity Incentive Plan (the "Incentive Plan"), under which the Company is authorized to issue a total of 2,000,000 shares of Common Stock. The Incentive Plan provides for the discretionary award of options, restricted stock, stock purchase rights, performance shares,or any combination of these (collectively, the "awards") to eligible employees, including executive officers, directors and consultants. The Incentive Plan may be administered by the Board of Directors or the Board of Directors may delegate its authority to a committee (in either case, the "Committee"). As of December 31, 1997, the Board of Directors had made awards of stock options under the Incentive Plan. Stock options under the Incentive Plan may be incentive stock options ("ISOs") or non-qualified stock options ("NQOs"). The exercise price of the ISOs may not be less than the fair market value of the shares subject to option on the date of grant. The exercise price of NQOs must be at least 85 percent of the fair market value of the shares subject to the option on the date of grant. The term on any ISO granted under the plan may not exceed ten years and the term of any NQO may not exceed fifteen years. As of December 31, 1997, the Board of Directors had granted to certain employees of the Company ISOs to purchase a total of 252,325 shares of Common Stock. These options have a ten-year term.

                          SEQUUS PHARMACEUTICALS, INC.

    Activities under the above mentioned stock option plans are as follows (amounts in thousands, except per share information):

                                                 OPTIONS OUTSTANDING
                                                 -------------------

                                    --------------------------------------------
                                      OPTIONS             WEIGHTED    NUMBER     WEIGHTED
                                     AVAILABLE   NUMBER   AVERAGE       OF       AVERAGE
                                        FOR        OF     EXERCISE    SHARES      FAIR
                                       GRANT     SHARES    PRICE    EXERCISABLE   VALUE
                                       -----     ------    -----    -----------   -----

    Balance, December 31, 1994..         390     3,012     $ 6.73      1,124
    Additional authorized.......       2,150       --         --
    Granted.....................      (1,427)    1,427     $ 8.95                 $5.08
    Forfeited and cancelled.....         230      (230)    $ 7.84
    Exercised...................         --       (239)    $ 3.67
                                       -----     -----
    Balance, December 31, 1995..       1,343     3,970     $ 7.73      1,971
    Granted.....................        (927)      927     $16.26                 $9.15
    Forfeited and cancelled.....         210      (210)    $10.92
    Exercised...................         --       (601)    $ 6.39
                                       -----     -----
    Balance, December 31, 1996..         626     4,086     $ 9.67      2,052
    Additional authorized.......       2,000       --         --
    Plan shares expired.........        (377)      --         --
    Granted.....................      (1,272)    1,272     $ 7.37                 $4.16
    Forfeited and cancelled.....       1,008    (1,008)    $11.05
    Exercised...................         --       (283)    $ 5.81
                                       =====     =====
    Balance, December 31, 1997..       1,985     4,067     $ 8.87      2,172
                                       =====     =====



No shares purchased under the option plans are subject to repurchase at December 31, 1997. All options were granted at fair market value.

                          SEQUUS PHARMACEUTICALS, INC.

    The options outstanding at December 31, 1997 have been segregated into ranges for additional disclosure as follows (options amounts are recorded in thousands):

                                          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                          -------------------              -------------------

                                                WEIGHTED-                OPTIONS
                                   OPTIONS       AVERAGE                CURRENTLY
                                 OUTSTANDING    REMAINING   WEIGHTED-  EXERCISABLE
                                     AT        CONTRACTUAL   AVERAGE        AT          WEIGHTED-
    RANGE OF                     DECEMBER 31,     LIFE      EXERCISE   DECEMBER 31,      AVERAGE
 EXERCISE PRICES                    1997       (IN YEARS)     PRICE        1997      EXERCISE PRICE
 ---------------                    ----       ----------     -----        ----      --------------
$  1.13 - $6.63 ................     954          7.79      $   5.44        233         $  2.75
$  6.75 - $7.38 ................     898          6.31      $   6.84        763         $  6.78
$  7.44 - $8.56 ................    1090          7.41      $   8.12        754         $  8.19
$  8.75 - $15.63 ...............     815          8.05      $  12.57        290         $ 12.08
$ 15.75 - $21.75 ...............     311          7.90      $  18.22        133         $ 18.22
                                   -----                                  -----
                                   4,067          7.42      $   8.87      2,172         $  8.24
                                   =====                                  =====


  Employee Stock Purchase Plan

    The Company's Employee Stock Purchase Plan is administered by the Board of Directors, subject to shareholder approval, and the Company has reserved for sale under the plan 778,000 shares of Common Stock. Employees who own less than 5% of the total outstanding Common Stock of the Company are eligible to participate in the plan, which provides for the option to purchase a defined number of shares at 85% of the lower of the fair market value of the stock at the enrollment or purchase date. At December 31, 1997, approximately 345,000 shares of Common Stock had been issued under this plan.

  Pro Forma Information

    As of December 31, 1997, the Company has four stock-based compensation plans, which are described above. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

    Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employer stock purchase plan and employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with a multiple option approach with the following weighted-average assumptions as follows:

                                                       1997   1996   1995
                                                       ----   ----   ----
          Weighted average risk-free interest rate     6.2%   6.2%   5.9%
          Volatility                                   .79    .74    .74
          Weighted average expected life (in years)    3.3    3.7    3.7
          Dividend yield                                 0%     0%     0%

                          SEQUUS PHARMACEUTICALS, INC.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and employee stock purchase plan have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options and the employee stock purchase plan. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma net loss over the options' vesting period. The Company's historical and pro forma information follows (in thousands, except for net loss per share information):

                                                                                   YEARS ENDED
                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                            1997       1996       1995
                                                                            ----       ----       ----
        Net loss
            Historical.................................................   $23,581    $17,177    $33,596
            Pro Forma..................................................   $26,119    $22,121    $35,849

        Net loss per share
            Historical.................................................   $ (0.78)   $ (0.59)   $ (1.54)
            Pro Forma..................................................   $ (0.89)   $ (0.76)   $ (1.64)

        Shares used in the calculation of net loss per share
            Historical.................................................    30,369     28,937     21,831
            Pro Forma..................................................    29,347     28,937     21,831


    Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully realized until 1997.

                          SEQUUS PHARMACEUTICALS, INC.

6. INCOME TAXES

    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

    As of December 31, 1997, the Company has Federal and California net operating loss carryforwards ("NOLs") of approximately $119.5 million and $7.3 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $6.1 million and $4.3 million, respectively. The Federal NOLs expire as follows (in thousands):

                                                               FEDERAL
       YEAR(S) ENDING                                            NOL
       DECEMBER 31                                             EXPIRING
       -----------                                             --------
       1998-2000..........................................     $  2,300
       2001-2012..........................................      117,200
                                                               --------
                                                               $119,500
                                                               ========

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar California provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    The Federal net operating loss carryforward differs from the accumulated deficit principally due to timing differences in the recognition of certain revenue and expense items for financial and federal tax reporting purposes, consisting primarily of capitalized research and development costs and stock option deductions. Significant components of the Company's current deferred tax assets for federal and state income taxes are as follows (in thousands):

                                                             DECEMBER 31,
                                                             ------------
                                                           1997       1996
                                                           ----       ----
    Net operating loss carryforwards..................  $ 41,100   $ 33,200
    Capitalized research and development..............    22,100     19,800
    Research credits..................................     9,000      7,200
    Other, net........................................     2,800      2,400
    Valuation allowance...............................   (75,000)   (62,600)
                                                        --------   --------
           Total......................................  $    --    $    --
                                                        ========   ========




    The valuation allowance increased by approximately $12,400,000 in 1997, $7,530,000 in 1996, and $15,250,000 in 1995. Approximately $4,100,000 of the
valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

                  SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

                           SEQUUS PHARMACEUTICALS, INC.

            COL. A                                   COL. B            COL. C            COL. D          COL. E
            ------                                   ------            ------            ------          ------
                                                                     ADDITIONS
                                                                     ---------
                                                                CHARGED     CHARGED
                                                    BALANCE AT  TO COSTS    TO OTHER
                                                    BEGINNING     AND       ACCOUNTS-  DEDUCTIONS-
          DESCRIPTION                               OF PERIOD   EXPENSES    DESCRIBE     DESCRIBE        PERIOD
          -----------                               ---------   --------    --------     --------        ------
YEAR ENDED DECEMBER 31, 1995:
    Reserves and allowances deducted from
     asset accounts:
       Allowance for uncollectable
         accounts...............................    $258,000    $  266,000    $ --     $ 346,000(1)    $  178,000
YEAR ENDED DECEMBER 31, 1996:
    Reserves and allowances deducted from
     asset accounts:
       Allowance for uncollectable
         accounts...............................    $178,000    $  656,000    $ --     $ 330,000(1)    $  504,000
YEAR ENDED DECEMBER 31, 1997:
    Reserves and allowances deducted from
     asset accounts:
       Allowance for uncollectable
         accounts...............................    $504,000    $1,218,000    $ --     $ 221,000(1)   $ 1,501,000

----------
(1) Uncollectable accounts written off, net of recoveries.