Form 10-K405/A, Exhibit 13
period 1997-12-31
SEQUUS PHARMACEUTICALS INC
filed 1998-04-14
CIK 812444

                          SEQUUS PHARMACEUTICALS, INC.

                                   EXHIBIT 13











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

Years Ended December 31, 1997 and 1996

    Revenues

    Total revenues were $40.0 million, of which $35.0 million were product sales, during the year ended December 31, 1997 compared with total revenues of $32.9 million during the year ended December 31, 1996. DOXIL product sales represented 84% of total product sales in 1997 compared to 89% in 1996. For 1997, 16% of the Company's product sales represented sales of AMPHOTEC as compared to 3% in 1996. In 1997, the Company received approximately $5.0 million in royalyies and fees as compared $7.5 million in 1996, which included a one-time distribution rights payment of $5.3 million from Schering-Plough in the third quarter of 1996.

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

    Net Loss

    The Company's net loss increased to $23.6 million in 1997 from $17.2 million in 1996. The net loss per share (both basic and diluted) was $0.78 for 1997 compared to $0.59 per share for 1996. The increase in the loss was due primarily to an increase in product marketing and sales costs for DOXIL and the first full year of marketing AMPHOTEC after the product's launch in December 1996, an increase in clinical and preclinical costs for additional trials, and the absence of a similar 1996 one-time upfront payment under the Schering-Plough distribution agreement.

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

    Interest Income & Expense

    Interest income increased to $1.8 million in 1996 from $1.4 million in 1995, due to the increase in cash available for investment resulting from approximately $45.6 million received by the Company from a public offering of Common Stock in the fourth quarter of 1995. Interest expense in both 1996 and 1995 was insignificant.

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

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash, cash equivalents and short-term investments at December 31, 1997 were $25.3 million, a decrease of $7.6 million from $32.9 million at December 31, 1996. This decrease represents $14.4 million of net cash used by operating activities and capital expenditures of $3.0 million partially offset by $14.1 million of cash provided by financing activities and other investing activities. In June 1997, the Company received loan proceeds of $5.0 million from a working capital loan of $10.0 million from a bank. Payment terms for the $5.0 million are interest only for 12 months and principal and interest over the following 44 months. The remaining $5.0 million under the working capital loan represents a revolving line of credit that expires June 1998. During 1997, the Company received approximately $4.7 million from the issuance of common stock, the exercise of warrants, and the exercise of employee stock options.

    The Company believes its existing cash balances, interest income and revenues from operations will be adequate to fund its planned activities at least through 1998. The Company may decide to raise additional financing sooner. There can be no assurance that adequate financing will be available on satisfactory terms, if at all.

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

IMPACT OF YEAR 2000

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company has determined it has no exposure to contingencies related to the Year 2000 issue for the products it sells.

In 1997, the Company initiated a project to modify or replace portions of its systems so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company expects this project to be substantially complete by the third quarter of 1999 and does not expect to incur material costs on this project. The Company will begin to initiate formal communications with all of its significant suppliers and large customers to determine the extent to which the Company may be vulnerable to those third parties failure to remediate their own Year 2000 issues.

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

                             SELECTED FINANCIAL DATA

                                                                        YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------
                                                         1997        1996        1995        1994        1993
                                                         ----        ----        ----        ----        ----
STATEMENT OF OPERATIONS DATA:                                    (in thousands, except per share data)
Revenues:
    Product sales ..................................   $ 34,998    $ 25,462    $  1,907    $  3,664    $  1,299
    Royalties and fees(1) ..........................      4,954       7,461         109          91       5,458
                                                       --------    --------    --------    --------    --------
Total revenues .....................................     39,952      32,923       2,016       3,755       6,757

Operating expenses:
    Cost of goods sold .............................      7,119       3,990         511         916         232
    Research and development .......................     32,474      27,652      22,651      25,378      21,128
    Selling, general and administrative ............     25,181      20,302      13,856       7,622       6,653
                                                       --------    --------    --------    --------    --------
Total operating expenses ...........................     64,774      51,944      37,018      33,916      28,013
                                                       --------    --------    --------    --------    --------
Loss from operations ...............................    (24,822)    (19,021)    (35,002)    (30,161)    (21,256)
Interest income ....................................      1,477       1,844       1,406         976       1,602
Interest expense ...................................       (236)         --          --          --          --
                                                       --------    --------    --------    --------    --------
Net loss ...........................................   $(23,581)   $(17,177)   $(33,596)   $(29,185)   $(19,654)
                                                       ========    ========    ========    ========    ========
Net loss per share (basic and diluted)(2) ..........   $  (0.78)   $  (0.59)   $  (1.54)   $  (1.54)   $  (1.05)
                                                       ========    ========    ========    ========    ========
Shares used in the calculation of net loss per share
(basic and diluted)(2) .............................     30,369      28,937      21,831      18,978      18,789
                                                       ========    ========    ========    ========    ========

                                                                             DECEMBER 31,
                                                                             ------------
                                                         1997        1996        1995        1994       1993
                                                       ---------   ---------   ---------   --------   --------
BALANCE SHEET DATA:                                                          (in thousands)
Cash, cash equivalents and short-term
   investments......................................   $  25,295   $  32,946   $  50,276   $ 11,757   $ 34,658
Long-term investments...............................          --          --          --        500      2,520
Total assets........................................      42,228      54,968      57,808     18,198     45,179
Long-term debt......................................       4,630       --          --         --         --
Accumulated deficit.................................    (174,176)   (150,624)   (133,427)   (99,865)   (70,668)
Total stockholders' equity..........................      25,766      44,327      49,599     10,938     39,318

----------
(1) Includes a signing fee and regulatory milestone fee totaling $5.3 million from Zeneca Limited in 1993 , a distribution rights fee of $5.3 million from Schering-Plough in 1996 and performance payments of $4.3 million from Schering-Plough in 1997.

(2) Per share and share amounts for all periods reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

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

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEQUUS Pharmaceuticals, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                           /S/ ERNST & YOUNG LLP

Palo Alto, California
January 28, 1998

                          SEQUUS PHARMACEUTICALS, INC.

                                 BALANCE SHEETS
                 (in thousands, except share and per share data)

                                                                          DECEMBER 31
                                                                          -----------
                                                                       1997         1996
                                                                       ----         ----
                                     ASSETS
Current assets:
    Cash and cash equivalents ....................................   $   6,688    $   9,997
    Short-term investments .......................................      18,607       22,949
    Trade accounts receivable, net of allowance for bad debts of
      $1,501 in 1997 and $504 in 1996 ............................       4,841        8,972
    Inventories ..................................................       4,117        5,697
    Prepaid expenses and other current assets ....................       1,145        1,601
                                                                     ---------    ---------
Total current assets .............................................      35,398       49,216
Equipment and improvements, net ..................................       6,569        5,564
Other assets .....................................................         261          188
                                                                     ---------    ---------
Total assets .....................................................   $  42,228    $  54,968
                                                                     =========    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable .............................................   $   3,848    $   4,539
    Accrued liabilities ..........................................       6,883        6,102
    Deferred revenue .............................................         731           --
    Current portion of long-term debt ............................         370           --
                                                                     ---------    ---------
Total current liabilities ........................................      11,832       10,641

Long-term debt ...................................................       4,630           --

Commitments

Stockholders' equity:
    Preferred stock, par value $0.01; 450,000 shares authorized, issuable in series; no shares issued and outstanding
      in 1997 and 1996 ...........................................          --           --
    Common stock, par value $0.0001; 45,000,000 shares authorized, shares issued and outstanding were 30,601,355 in 1997
      and 29,660,319 shares in 1996 ..............................           3            3
  Additional paid-in capital .....................................     199,939      194,948
  Accumulated deficit ............................................    (174,176)    (150,624)
                                                                     ---------    ---------
Total stockholders' equity .......................................      25,766       44,327
                                                                     ---------    ---------
Total liabilities and stockholders' equity .......................   $  42,228    $  54,968
                                                                     =========    =========







                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                           1997         1996         1995
                                                           ----         ----         ----
Revenues:
    Product sales ...................................    $ 34,998     $ 25,462     $  1,907
    Royalties and fees ..............................       4,954        7,461          109
                                                         --------     --------     --------
Total revenues ......................................      39,952       32,923        2,016

Expenses:
    Cost of goods sold ..............................       7,119        3,990          511
    Research and development ........................      32,474       27,652       22,651
    Selling, general and administrative .............      25,181       20,302       13,856
                                                         --------     --------     --------
Total expenses ......................................      64,774       51,944       37,018
                                                         --------     --------     --------
Loss from operations ................................     (24,822)     (19,021)     (35,002)

Interest income .....................................       1,477        1,844        1,406
Interest expense ....................................        (236)          --           --
                                                         --------     --------     --------
Net loss ............................................    $(23,581)    $(17,177)    $(33,596)
                                                         ========     ========     ========
Net loss per share (basic and diluted) ..............    $  (0.78)    $  (0.59)    $  (1.54)
                                                         ========     ========     ========
Common shares used in the calculation of net loss per
    share (basic diluted) ...........................      30,369       28,937       21,831
                                                         ========     ========     ========















                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY
                                 (in thousands)


                                                 SERIES A
                                              PREFERRED STOCK         COMMON STOCK      ADDITIONAL                     TOTAL
                                             -----------------      -----------------    PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                             SHARES     AMOUNT      SHARES     AMOUNT    CAPITAL       DEFICIT        EQUITY
                                             ------     ------      ------     ------    -------       -------        ------
Balance at December 31, 1994 .......            --       $--        19,096      $ 2     $ 110,801     $ (99,865)     $  10,938
Shares issued for contribution to
  401(k) Plan ......................            --        --            24       --           157            --            157
Shares issued under the Employee
  Stock Purchase Plan ..............            --        --            49       --           281            --            281
Exercise of warrants ...............            --        --            22       --            91            --             91
Exercise of stock options ..........            --        --           239       --           813            --            813
Sale of Preferred Stock in
  secondary offering, net of
  issuance costs of $986 ...........           480         4            --       --        11,010            --         11,014
Sale of Units in secondary
 offering, net of issuance costs
 of $771 ...........................            --        --         2,224       --        14,275            --         14,275
Sale of Common Stock in secondary
  offering, net of issuance costs
  of $828 ..........................            --        --         4,485        1        45,591            --         45,592
Conversion of Preferred Stock ......           (43)       --           144       --            --            --             --
Change in unrealized gains, net on
  available-for-sale securities ....            --        --            --       --            --            34             34
Net loss ...........................            --        --            --       --            --       (33,596)       (33,596)
                                              ----       ---        ------      ---     ---------     ---------      ---------
Balance at December 31, 1995 .......           437         4        26,283        3       183,019      (133,427)        49,599
Shares issued for contribution to
  401(k) Plan ......................            --        --            12       --           174            --            174
Shares issued under the Employee
  Stock Purchase Plan ..............            --        --            83       --           628            --            628
Exercise of warrants ...............            --        --         1,179       --         6,514            --          6,514
Exercise of stock options ..........            --        --           601       --         4,149            --          4,149
Common Stock issued in exchange for
  research and development license .            --        --            30       --           460            --            460
Conversion of Preferred Stock ......          (437)       (4)        1,472       --             4            --             --
Change in unrealized gains, net on
  available-for-sale securities ....            --        --            --       --            --           (20)           (20)
Net loss ...........................            --        --            --       --            --       (17,177)       (17,177)
                                              ----       ---        ------      ---     ---------     ---------      ---------
Balance at December 31, 1996 .......            --        --        29,660        3     $ 194,948      (150,624)        44,327
Shares issued for contribution to
  401(k) Plan ......................            --        --            18       --           287            --            287
Shares issued under the Employee
  Stock Purchase Plan ..............            --        --           133       --           867            --            867
Exercise of warrants ...............            --        --           507       --         2,073            --          2,073
Exercise of stock options ..........            --        --           283       --         1,764            --          1,764
Change in unrealized gains, net on
  available-for-sale securities ....            --        --            --       --            --            29             29

Net loss ...........................            --        --            --       --            --       (23,581)       (23,581)
                                              ----       ---        ------      ---     ---------     ---------      ---------
Balance at December 31, 1997 .......            --       $--        30,601      $ 3     $ 199,939     $(174,176)     $  25,766
                                              ====       ===        ======      ===     =========     =========      =========


                             See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS
                Increase (decrease) in cash and cash equivalents
                                 (in thousands)

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                1997           1996           1995
                                                                ----           ----           ----
Cash flows from operating activities:
    Net loss ............................................     $ (23,581)     $ (17,177)     $ (33,596)
    Adjustments to reconcile net loss to net cash used in
      operating activities:
    Depreciation and amortization .......................         1,982          1,767          1,957
    Issuance of common stock to 401(k) plan .............           287            174            157
    Issuance of common stock in exchange for research and
      development technology license ....................            --            460             --
    Changes in operating assets and liabilities:
        Trade accounts receivable .......................         4,131         (7,330)        (1,578)
        Inventories .....................................         1,580         (4,592)          (547)
        Prepaid expenses and other current assets .......           456           (652)           194
        Other assets ....................................           (73)           (44)            (7)
        Accounts payable ................................          (691)         1,766          1,187
        Accrued liabilities .............................           781          1,382           (954)
        Deferred revenue ................................           731           (716)           716
                                                              ---------      ---------      ---------
    Net cash used in operating activities ...............       (14,397)       (24,962)       (32,471)
Cash flows from investing activities:
    Available-for-sale securities:
        Purchases .......................................       (64,589)       (90,207)      (106,013)
        Sales ...........................................        26,557         45,127         30,843
        Maturities ......................................        42,403         65,617         38,507
    Capital expenditures, net ...........................        (2,987)        (3,639)        (1,610)
                                                              ---------      ---------      ---------
    Net cash provided by (used in) investing activities .         1,384         16,898        (38,273)
Cash flows from financing activities:
    Issuance of common stock ............................         4,704         11,291         61,052
    Issuance of preferred stock .........................            --             --         11,014
    Proceeds from long-term debt ........................         5,000             --             --
                                                              ---------      ---------      ---------
    Net cash provided by financing activities ...........         9,704         11,291         72,066
                                                              ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents ....        (3,309)         3,227          1,322
Cash and cash equivalents, beginning of the year ........         9,997          6,770          5,448
                                                              ---------      ---------      ---------
Cash and cash equivalents, end of the year ..............     $   6,688      $   9,997      $   6,770
                                                              =========      =========      =========

 Supplemental disclosure of cash flow information:
    Cash paid during the year for interest ..............     $     236      $      --      $      --
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

  Cash, Cash Equivalents and Short-Term Investments

    The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Short-term investments consist of investments with original maturities greater than three months, but less than one year.

    The Company invests its excess cash principally in U.S. Treasury Bills and high-grade investment paper. The Company maintains its cash, cash equivalents and short-term investments in several different instruments with various banks and brokerage houses. The diversification of risk is consistent with Company policy to maintain liquidity and ensure the safety of principal.

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

                          SEQUUS PHARMACEUTICALS, INC.

    The following is a summary of available-for-sale securities (in thousands):

                                                           GROSS
                                                         UNREALIZED
                                                         ----------
                                                                              ESTIMATED
                                      AMORTIZED                                 FAIR
      DECEMBER 31, 1997                 COST        GAINS         LOSSES        VALUE
      -----------------                 ----        -----         ------        -----
U.S. government securities ......     $  6,581     $      6      $     --      $  6,587
U.S. corporate securities .......        8,052           21            --         8,073
Foreign corporate debt securities        3,943            4            --         3,947
                                      --------     --------      --------      --------
                                      $ 18,576     $     31      $     --      $ 18,607
                                      ========     ========      ========      ========
      DECEMBER 31, 1996
      -----------------
U.S. government securities ......     $  7,434     $      1      $     (1)     $  7,434
U.S. corporate securities .......        7,399            1            --         7,400
Foreign corporate debt securities        8,114            1            --         8,115
                                      --------     --------      --------      --------
                                      $ 22,947     $      3      $     (1)     $ 22,949
                                      ========     ========      ========      ========

    All of these securities mature within one year. The gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 1997, 1996 and 1995 were not significant.

  Inventories

    Inventories are stated at the lower of cost (principally first-in, first-out) or market. The inventory detail is as follows (in thousands):

                                                            DECEMBER 31,
                                                            ------------
                                                          1997        1996
                                                         ------      ------
          Raw materials................................. $2,707      $2,801
          Work-in-process...............................     --       2,223
          Finished goods................................  1,410         673
                                                         ------      ------
                                                         $4,117      $5,697
                                                         ======      ======


  Equipment and Improvements

    Equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease, or useful life of the asset, whichever is less. The equipment and improvements detail is as follows (in thousands):

                                                                DECEMBER 31,
                                                                ------------
                                                              1997      1996
                                                            --------   -------
          Office and laboratory equipment.................  $ 12,904   $10,397
          Leasehold improvements..........................     5,584     5,104
                                                            --------   -------
                                                              18,488    15,501
          Accumulated depreciation and amortization.......   (11,919)   (9,937)
                                                            --------   -------
                                                            $  6,569   $ 5,564
                                                            ========   =======

                          SEQUUS PHARMACEUTICALS, INC.

Accrued Liabilities

        Accrued liabilities consist of the following (in thousands):

                                                               DECEMBER 31,
                                                               ------------
                                                              1997      1996
                                                              ----      ----
          Accrued compensation............................   $ 2,282   $ 3,149
          Accrued clinical costs..........................     1,708     1,014
          Other accrued liabilities.......................     2,893     1,939
                                                             -------   -------
                                                             $ 6,883   $ 6,102
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

                          SEQUUS PHARMACEUTICALS, INC.

Per Share Data

    In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share", according to which the calculations of primary and fully diluted earnings per share were replaced with calculations of basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Per share amounts for all periods have been presented to conform to Statement 128 requirements.

The following table sets forth the computation of basic and diluted per share data for the years ended December 31 as follows (in thousands except per share data):

                                                                          1997        1996        1995
                                                                        --------    --------    --------
Numerator used for basic and diluted loss per share- net loss           $(23,581)   $(17,177)   $(33,596)

Denominator for basic and diluted loss per share- weighted
    average shares                                                        30,369      28,937      21,831

Net loss per share (basic and diluted)                                  $  (0.78)   $  (0.59)   $  (1.54)
                                                                        ========    ========    ========

During 1997, 1996, and 1995, options, warrants and preferred stock to purchase 3,156,472 shares, 2,219,376 shares, and 4,812,209 shares, respectively, of common stock were outstanding but were not included in the computation of diluted earnings per share as their effect would be antidilutive.

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

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standarts for the way that public business enterprises report informaton about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area, and major customers. The adoption of SFAS 131 is required in 1998 and will have no impact on the Company's consolidated results of operations, financial position or cash flows.

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

     During June 1997, the Company entered into a loan agreement which provides for a revolving line of credit up to $5.0 million and a term loan facility up to $5.0 million (the "Loan Agreement"). This Loan Agreement has various covenants including a requirement to maintain certain financial ratios as defined. Long-term debt of $5.0 million at December 31, 1997 represents loan proceeds received under the term loan facility. This loan matures in December 2001 and bears interest at a rate equal to 1% above the Prime Rate (9.5% at December 31, 1997). Payment terms are interest only for 12 months and principal and interest over the remaining term. The revolving line of credit expires June 1998 and $5.0 million is available at December 31, 1997, subject to the terms and conditions of the Loan Agreement. Aggregate principal maturities of long-term debt as of December 31, 1997 are: $.04 million in 1998, $1.2 million in 1999, $1.6 million in 2000, and $1.8 million in 2001.

                          SEQUUS PHARMACEUTICALS, INC.

     The fair market value of the Company's long-term debt approximates the carrying value as of December 31, 1997. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

    As of December 31, 1997, the Company had pledged as collateral for its Loan Agreement all of its assets pursuant to a lien as well as all forms of obligations owing to the Company arising out of the sale of goods and the licensing of technology.

    The Company has entered into multiple year supply agreements with two vendors which supply key raw materials. Under the agreements the Company is required to purchase its forecasted three-month requirement as provided to the vendors. The Company has agreed to indemnify these vendors for certain liabilities.

4. STOCKHOLDERS' EQUITY

    On March 31, and April 13, 1995, the Company raised an aggregate of $11 million of equity capital with the sale of 480,000 shares of Series A Convertible Reset Preferred Stock ("Convertible Reset Preferred Stock") together with warrants to purchase 808,320 shares of Common Stock. Each share of Convertible Reset Preferred Stock was convertible into Common Stock at an initial conversion price of $7.425 per share of Common Stock (effectively 3.367 shares of common stock for each share of preferred stock). During 1995, 43,200 shares of Convertible Reset Preferred Stock were converted into 144,106 shares of common stock. On February 2, 1996 the Company elected to convert the remaining 437,200 shares of Convertible Reset Preferred Stock into 1,472,052 shares of Common Stock. The conversion was completed in April 1996. During 1996, warrants to purchase 120,682 shares of Common Stock were exercised. As of December 31, 1997, warrants to purchase 687,638 shares of Common Stock remain outstanding and expire in April 1998.

    On May 25, 1995, the Company raised net proceeds of $14.3 million through a private placement of Units. Each Unit consisted of one share of Common Stock and a warrant to purchase one-half share of Common Stock at an exercise price per share of $7.4328. The warrants are only exercisable if the Common Stock portion of the Unit is held for one year by the initial Unit purchaser. The price per Unit was $6.7571. Under the terms of this financing, the investors also receive the first right to negotiate with the Company to participate in the commercial development of the Company's anticancer product, DOXIL, in Brunei, China, Hong Kong, Indonesia, Malaysia, Singapore, Taiwan and Thailand. The right to negotiate has expired. During 1997 and 1996, warrants to purchase 7,399 and 352,460 shares, respectively, of Common Stock were exercised. As of December 31, 1997, warrants to purchase 751,986 shares of Common Stock remain outstanding and expire in May 1999.

    In March 1991, the Company issued in a private placement (the "1991 Financing") 1,252,143 units (each, a "Unit," collectively, the "Units") at a price of $7.00 per unit. Each Unit consisted of two shares of Common Stock and a six-year warrant to purchase an additional share of Common Stock at an exercise price of $4.25 per share. Gross proceeds to the Company were $8,750,000. In addition to the sale of the Units, the Company paid a fee and issued a six year warrant to purchase 125,000 shares of Common Stock to Oppenheimer & Co., Inc. for its role as placement agent in connection with the 1991 Financing. During 1996, warrants to purchase 705,714 shares of Common Stock were exercised. During March 1997, the remaining warrants to purchase shares of Common Stock under the 1991 Financing were exercised.

    As of December 31, 1997, approximately 9,900,000 shares of Common Stock were reserved for future issuance under the Company's 401(k) Plan, stock option plans, employee stock purchase plan and for the exercise of warrants.

    During April 1997, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") to protect the Company and its shareholders against coercive takeover tactics. Under the Rights Plan, a dividend of one Share Purchase Right ("Right") was declared for each share of Common Stock outstanding on April 28, 1997. The Rights generally will not be exercisable until ten business days after a person or group acquires 15% or more of the Company's Common Stock

                          SEQUUS PHARMACEUTICALS, INC.

in a transaction that is not approved in advance by the Board of Directors or announces a tender offer, which could result in a person or group owning 15% or more of the Common Stock. In the event a person or group were to acquire more than 15% of the Company's Common Stock without the prior approval of the Board of Directors, each Right will entitle the holder, other than the acquirer, to buy Common Stock equal to a market value of twice the Right's then current exercise price. In addition, if the Company were to be acquired in a merger, stockholders with unexercised Rights could purchase common stock of the acquirer with a value of twice the then current exercise price of the Rights. The Company's Board of Directors may redeem the Rights for a nominal amount at any time prior to the tenth business day following the event that causes the Rights to become exercisable. The Rights will expire on April 17, 2007.

    Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to provide for the rights, privileges and restrictions of the shares of such series.

5. STOCK OPTION PLANS AND STOCK PURCHASE PLAN

  401(k) Plan

    The Company has a 401(k) Plan under which it may make employer contributions at the discretion of the Board of Directors, but no such contributions are required. The Board also has the discretion to determine the amount of any employer contribution. The Company has reserved 138,000 shares for issuance under the Plan. For the years ended December 31, 1997, 1996 and 1995, the Company contributed Common Stock to the 401(k) Plan valued at approximately $287,000, $174,000 and $157,000, respectively.

  Stock Compensation Plans

    Under the 1987 Employee Stock Option Plan, as amended, and 1987 Consultant Stock Plan, as amended, (the "Plans"), both of which expired in December 1997, the Company was authorized to issue either incentive or non-qualified stock options to its employees and consultants to purchase up to 5,000,000 shares of common stock. Generally, options granted under the Plans become exercisable over periods of six months to four years and for a period ranging from three to seven months after termination of employment or consulting arrangement, and all expire ten years from the date of grant. The stock delivered upon exercise of any option under these Plans may be subject to repurchase (subject to determination by the Board of Directors) upon ceasing employment or consulting relationship with the Company. The Company's right of repurchase generally expires over a period of three to five years. The exercise price of non-qualified stock options may not be less than 85 percent of the fair market value of the stock on the date of grant. The Company granted options to purchase 12,000, 30,000 and 16,000 shares of Common Stock under the 1987 Consultant Stock Plan during 1997, 1996 and 1995, respectively. The fair value of these options is immaterial.

    Under the 1990 Director Stock Option Plan (the "Director Plan"), the Company is authorized to grant non-qualified options to its non-employee directors for up to 600,000 shares of Common Stock. Each eligible director is entitled to receive an initial grant to purchase 25,000 shares; and, on the first anniversary of the initial grant, each eligible director then in office is entitled to receive a grant to purchase 12,500 shares. Upon each annual grant date, an option to purchase an additional 5,000 shares of Common Stock will be granted to each non-employee director plus an option to purchase an additional 2,500 shares to each such director who also serves on one or more committees of the Board. All options under the Director Plan have an exercise price not less than the fair market value on the date of grant. Options granted before March 8, 1996 were immediately exercisable upon the grant, and initial options granted on or after March 8, 1996 vest ratably over four years. Each annual grant granted on or after March 8, 1996 vest ratably one year from the date of grant. The right to exercise generally expires upon the earlier of ten years from the date of grant or one year after a non-employee director's termination as a non-employee director. The Company granted options to purchase 22,500 and 37,500 shares of Common Stock under the Director Stock Option Plan in 1997 and 1996, respectively. No shares were granted puruant to this plan in 1995.

                          SEQUUS PHARMACEUTICALS, INC.

    In June 1997, the stockholders approved an Equity Incentive Plan (the "Incentive Plan"), under which the Company is authorized to issue a total of 2,000,000 shares of Common Stock. The Incentive Plan provides for the discretionary award of options, restricted stock, stock purchase rights, performance shares,or any combination of these (collectively, the "awards") to eligible employees, including executive officers, directors and consultants. The Incentive Plan may be administered by the Board of Directors or the Board of Directors may delegate its authority to a committee (in either case, the "Committee"). As of December 31, 1997, the Board of Directors had made awards of stock options under the Incentive Plan. Stock options under the Incentive Plan may be incentive stock options ("ISOs") or non-qualified stock options ("NQOs"). The exercise price of the ISOs may not be less than the fair market value of the shares subject to option on the date of grant. The exercise price of NQOs must be at least 85 percent of the fair market value of the shares subject to the option on the date of grant. The term on any ISO granted under the plan may not exceed ten years and the term of any NQO may not exceed fifteen years. As of December 31, 1997, the Board of Directors had granted to certain employees of the Company ISOs to purchase a total of 252,325 shares of Common Stock. These options have a ten-year term and generally become exercisable over the period of one to four years from the date of grant.

                          SEQUUS PHARMACEUTICALS, INC.

    Activities under the above mentioned stock option plans are as follows (amounts in thousands, except per share information):

                                                  OUTSTANDING                  EXERCISABLE
                                          ---------------------------  ---------------------------
                               OPTIONS               WEIGHTED AVERAGE             WEIGHTED AVERAGE   WEIGHTED
                              AVAILABLE   NUMBER OF   EXERCISE PRICE    NUMBER     EXERCISE PRICE    AVERAGE
                              FOR GRANT    SHARES       PER SHARE      OF SHARES     PER SHARE      FAIR VALUE
                              ---------    ------       ---------      ---------     ---------      ----------
  Balance, December 31, 1994.    390       3,012          $6.73          1,124        $ 5.86
  Additional authorized......  2,150          --             --
  Granted.................... (1,427)      1,427          $8.95                                       $5.08
  Forfeited and cancelled....    230        (230)         $7.84
  Exercised..................     --        (239)         $3.67
                              ------      ------
  Balance, December 31, 1995.  1,343       3,970          $7.73          1,971        $ 6.98
  Granted....................   (927)        927         $16.26                                       $9.15
  Forfeited and cancelled....    210        (210)        $10.92
  Exercised..................     --        (601)         $6.39
                              ------      ------
  Balance, December 31, 1996.    626       4,086          $9.67          2,052        $ 7.36
  Additional authorized......  2,000          --             --
  Plan shares expired........   (377)         --             --
  Granted.................... (1,272)      1,272          $7.37                                       $4.16
  Forfeited and cancelled....  1,008      (1,008)        $11.05
  Exercised..................     --        (283)         $5.81
                              ------      ------
  Balance, December 31, 1997.  1,985       4,067         $ 8.87          2,172        $ 8.24
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

                          SEQUUS PHARMACEUTICALS, INC.

    The options outstanding at December 31, 1997 have been segregated into ranges for additional disclosure as follows (options amounts are recorded in thousands):

                                           OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                           -------------------             -------------------
                                                 WEIGHTED-
                                                  AVERAGE                         OPTIONS
                                    OPTIONS      REMAINING                       CURRENTLY
                                 OUTSTANDING AT  CONTRACTUAL    WEIGHTED-      EXERCISABLE AT     WEIGHTED-
  RANGE OF                        DECEMBER 31,      LIFE         AVERAGE         DECEMBER 31,      AVERAGE
 EXERCISE PRICES                      1997       (IN YEARS)   EXERCISE PRICE        1997        EXERCISE PRICE
 ---------------                      ----       ----------   --------------        ----        --------------
$ 1.13 - $ 6.63 ..................     954          7.79          $ 5.44             233            $ 2.75
$ 6.75 - $ 7.38 ..................     898          6.31          $ 6.84             763            $ 6.78
$ 7.44 - $ 8.56 ..................   1,090          7.41          $ 8.12             754            $ 8.19
$ 8.75 - $15.63 ..................     815          8.05          $12.57             290            $12.08
$15.75 - $21.75 ..................     311          7.90          $18.22             133            $18.22
                                     -----                                         -----
                                     4,067          7.42          $ 8.87           2,172            $ 8.24
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

  Pro Forma Information

    Relating to the Company's stock-based compensation plans described above, the Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

    Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employer stock purchase plan and employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with a multiple option approach and the following weighted-average assumptions:

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

                                                            YEARS ENDED
                                                           DECEMBER 31,
                                                           ------------
                                                     1997       1996      1995
                                                     ----       ----      ----
          Net loss
              Historical.........................  $23,581    $17,177   $33,596
              Pro Forma..........................  $26,119    $22,121   $35,849

          Net loss per share
              Historical.........................  $ (0.78)   $ (0.59)  $ (1.54)
              Pro Forma..........................  $ (0.86)   $ (0.76)  $ (1.64)


    Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully realized until 1998.

                          SEQUUS PHARMACEUTICALS, INC.

6. INCOME TAXES

    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

    As of December 31, 1997, the Company has Federal and California net operating loss carryforwards ("NOLs") of approximately $119.5 million and $7.3 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $6.1 million and $4.3 million, respectively. The Federal NOLs expire as follows (in thousands):

        YEAR(S) ENDING                                        FEDERAL NOL
        DECEMBER 31                                            EXPIRING
        -----------                                            --------
         1998-2000......................................       $  2,300
         2001-2012......................................        117,200
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

                                                             DECEMBER 31,
                                                             ------------
                                                           1997          1996
                                                           ----          ----
     Net operating loss carryforwards................    $ 41,100     $ 33,200
     Capitalized research and development............      22,100       19,800
     Research credits................................       9,000        7,200
     Other, net......................................       2,800        2,400
     Valuation allowance.............................     (75,000)     (62,600)
                                                         --------     --------
             Total...................................    $     --     $     --
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

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                          SEQUUS PHARMACEUTICALS, INC.


                COL. A                        COL. B          COL. C              COL. D        COL. E
                ------                        ------          ------              ------        ------
                                                             ADDITIONS
                                                             ---------
                                                          CHARGED    CHARGED
                                             BALANCE AT   TO COSTS   TO OTHER
                                             BEGINNING      AND      ACCOUNTS-   DEDUCTIONS-  BALANCE AT END
              DESCRIPTION                    OF PERIOD    EXPENSES   DESCRIBE     DESCRIBE      OF PERIOD
              -----------                    ---------    --------   --------     --------      ---------
YEAR ENDED DECEMBER 31, 1995:
    Reserves and allowances deducted from
      asset accounts:
        Allowance for uncollectible
          accounts.....................      $258,000     $266,000      $--      $346,000(1)    $178,000
YEAR ENDED DECEMBER 31, 1996:
    Reserves and allowances deducted from
      asset accounts:
        Allowance for uncollectible
          accounts.....................      $178,000     $656,000      $--      $330,000(1)    $504,000
YEAR ENDED DECEMBER 31, 1997:
    Reserves and allowances deducted from
      asset accounts:
        Allowance for uncollectible
          accounts.....................      $504,000   $1,218,000      $--      $221,000(1)  $1,501,000

----------
(1) Uncollectible accounts written off, net of recoveries.