Form 10-K405/A, Exhibit 13
period 1997-12-31
SEQUUS PHARMACEUTICALS INC
filed 1999-02-11
CIK 812444

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

The Company has entered into a distribution agreement with Schering-Plough under which Schering-Plough has rights to market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. Schering-Plough will conduct pricing discussions with the appropriate agencies in those European countries where pricing approval is required. In addition, the Company and Schering-Plough are jointly planning the clinical development of DOXIL for the treatment of solid tumors in the United States and certain international markets. Schering-Plough will be responsible for conducting certain of these clinical trials. The Company received fees of $7.3 million (including a one-time distribution rights payment of $5.3 million) in 1996 and $4.3 million in 1997 from Schering-Plough. The distribution agreement with Schering-Plough also provides for milestone payments of up to an aggregate of $27 million, subject to the satisfaction of certain conditions at specified times. There can be no assurance that any of these conditions will be satisfied or that the Company will ever receive such payments.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash, cash equivalents and short-term investments at December 31, 1997 were $25.3 million, a decrease of $7.6 million from $32.9 million at December 31, 1996. This decrease represents $14.4 million of net cash used by operating activities and capital expenditures of $3.0 million partially offset by $14.1 million of cash provided by financing activities and other investing activities. In June 1997, the Company received loan proceeds of $5.0 million from a working capital loan of $10.0 million from a bank. Payment terms for the $5.0 million are interest only for 12 months and principal and interest over the following 44 months. The remaining $5.0 million under the working capital loan represents a revolving line of credit that expired June 1998. The loan provided for an initial interest rate of 9.5% for the period of July 1997 through June 1998 and has an interest rate of 8.98% for the remaining term of the loan which expires in December 2001. During 1997, the Company received approximately $4.7 million from the issuance of common stock, the exercise of warrants, and the exercise of employee stock options.

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

                            SELECTED FINANCIAL DATA

                                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------
                                                        1997        1996        1995       1994       1993
                                                     ---------   ---------   ---------   --------   --------
STATEMENT OF OPERATIONS DATA:                                 (in thousands, except per share data)
Revenues:
Product sales......................................  $  34,998   $  25,462   $   1,907   $  3,664   $  1,299
Royalties and fees(1)..............................      4,954       7,461         109         91      5,458
                                                     ---------   ---------   ---------   --------   --------
Total revenues.....................................     39,952      32,923       2,016      3,755      6,757

Operating expenses:
Cost of good sold..................................      7,119       3,990         511        916        232
Research and development...........................     32,474      27,652      22,651     25,378     21,128
Selling, general and administrative................     25,181      20,302      13,856      7,622      6,653
                                                     ---------   ---------   ---------   --------   --------
Total operating expenses...........................     64,774      51,944      37,018     33,916     28,013
                                                     ---------   ---------   ---------   --------   --------
Loss from operations...............................    (24,822)    (19,021)    (35,002)   (30,161)   (21,256)
Interest income....................................      1,477       1,844       1,406        976      1,602
Interest expense...................................       (236)         --          --         --         --
                                                     ---------   ---------   ---------   --------   --------
Net loss...........................................  $ (23,581)  $ (17,177)  $ (33,596)  $(29,185)  $(19,654)
                                                     =========   =========   =========   ========   ========
Net loss per share (basic and diluted)(2)..........  $   (0.78)  $   (0.59)  $   (1.54)  $  (1.54)  $  (1.05)
                                                     =========   =========   =========   ========   ========
Shares used in the calculation of net loss per
 share (basic and diluted)(2)......................     30,369      28,937      21,831     18,978     18,789
                                                     =========   =========   =========   ========   ========



                                                                          DECEMBER 31,
                                                     -------------------------------------------------------
                                                        1997        1996        1995       1994       1993
                                                     ---------   ---------   ---------   --------   --------
BALANCE SHEET DATA:                                                      (in thousands)
Cash, cash equivalents and short-term
Investments........................................  $  25,295   $  32,946   $  50,276   $ 11,757   $ 34,658
Long-term investments..............................         --          --          --        500      2,520
Total assets.......................................     42,228      54,968      57,808     18,198     45,179
Long-term debt.....................................      4,630          --          --         --         --
Accumulated deficit................................   (174,176)   (150,624)   (133,427)   (99,865)   (70,668)
Total stockholders' equity.........................     25,766      44,327      49,599     10,938     39,318

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

                             /s/ ERNST & YOUNG LLP

Palo Alto, California
January 28, 1998

                          SEQUUS PHARMACEUTICALS, INC.

                                 BALANCE SHEETS
                (in thousands, except share and per share data)

                                                                                               DECEMBER 31
                                                                                          ----------------------
                                                                                             1997        1996
                                                                                          ----------  ----------
                                                     ASSETS
Current assets:
Cash and cash equivalents                                                                 $   6,688   $   9,997
Short-term investments                                                                       18,607      22,949
Trade accounts receivable, net of allowance for bad debts of $1,501 in 1997 and $504 in
 1996                                                                                         4,512       8,757
Inventories                                                                                   4,117       5,697
Related Party Receivables                                                                       329         215
Prepaid expenses and other current assets                                                     1,145       1,601
                                                                                          ---------   ---------
Total current assets                                                                         35,398      49,216
Equipment and improvements, net                                                               6,569       5,564
Other assets                                                                                    261         188
                                                                                          ---------   ---------
Total assets                                                                              $  42,228   $  54,968
                                                                                          =========   =========
                                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                          $   3,848   $   4,539
Accrued liabilities                                                                           6,883       6,102
Deferred revenue                                                                                731          --
Current portion of long-term debt                                                               370          --
                                                                                          ---------   ---------
Total current liabilities                                                                    11,832      10,641

Long-term debt                                                                                4,630          --

Commitments

Stockholders' equity:
Preferred stock, par value $0.01; 450,000 shares authorized, issuable in series; no              --          --
 shares issued and outstanding in 1997 and 1996
Common stock, par value $0.0001; 45,000,000 shares authorized, shares issued and                  3           3
 outstanding were 30,601,355 in 1997 and 29,660,319 shares in 1996
Additional paid-in capital                                                                  199,939     194,948
Accumulated deficit                                                                        (174,176)   (150,624)
                                                                                          ---------   ---------
Total stockholders' equity                                                                   25,766      44,327
                                                                                          ---------   ---------
Total liabilities and stockholders' equity                                                $  42,228   $  54,968
                                                                                          =========   =========

                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                            YEAR ENDED DECEMBER 31
                                                                        -------------------------------
                                                                          1997       1996       1995
                                                                        ---------  ---------  ---------
Revenues:
Product sales                                                           $ 34,998   $ 25,462   $  1,907
Royalties and fees                                                         4,954      7,461        109
                                                                        --------   --------   --------
Total revenues                                                            39,952     32,923      2,016
Expenses:
Cost of goods sold                                                         7,119      3,990        511
Research and development                                                  32,474     27,652     22,651
Selling, general and administrative                                       25,181     20,302     13,856
                                                                        --------   --------   --------
Total expenses                                                            64,774     51,944     37,018
                                                                        --------   --------   --------
Loss from operations                                                     (24,822)   (19,021)   (35,002)
Interest income                                                            1,477      1,844      1,406
Interest expense                                                            (236)        --         --
                                                                        --------   --------   --------
Net loss                                                                $(23,581)  $(17,177)  $(33,596)
                                                                        ========   ========   ========
Net loss per share (basic and diluted)                                  $ (0.78)   $ (0.59)   $  (1.54)
                                                                        ========   ========   ========
Common shares used in the calculation of net loss per share (basic
 diluted)                                                                 30,369     28,937     21,831
                                                                        ========   ========   ========

                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                          STOCK
                                     PREFERRED STOCK    COMMON STOCK   ADDIITONAL                    TOTAL
                                     --------------    -------------    PAID-IN    ACCUMULATED   STOCKHOLDERS'
                                     SHARES   AMOUNT   SHARES  AMOUNT   CAPITAL      DEFICIT         EQUITY
                                    --------  -------  ------  ------  ----------  ------------  --------------
Balance at December 31, 1994             --   $   --   19,096      $2    $110,801    $ (99,865)       $ 10,938
Shares issued for contribution to
 401(k) Plan                             --       --       24      --         157           --             157
Shares issued under the Employee
Stock Purchase Plan                      --       --       49      --         281           --             281
Exercise of warrants                     --       --       22      --          91           --              91
Exercise of stock options                --       --      239      --         813           --             813
Sale of Preferred Stock in
 secondary offering, net of
 issuance costs of $986                 480        4       --      --      11,010           --          11,014
Sale of Units in secondary
 offering, net of issuance costs
 of $771                                 --       --    2,224      --      14,275           --          14,275
Sale of Common Stock in secondary
 offering, net of issuance costs
 of $828                                 --       --    4,485       1      45,591           --          45,592
Conversion of Preferred Stock           (43)      --      144      --          --           --              --
Change in unrealized gains, net
 on available-for-sale securities        --       --       --      --          --           34              34
Net loss                                 --       --       --      --          --      (33,596)        (33,596)
                                    -------   ------   ------  ------    --------    ---------        --------
Balance of December 31, 1995            437        4   26,283       3     183,019     (133,427)         49,599
Shares issued for contribution to
 401(k) Plan                             --       --       12      --         174           --             174
Shares issued under the Employee
 Stock Purchase Plan                     --       --       83      --         628           --             628
Exercise of warrants                     --       --    1,179      --       6,514           --           6,514
Exercise of stock options                --       --      601      --       4,149           --           4,149
Common Stock issued in exchange
 for research and development
 license                                 --       --       30      --         460           --             460
Conversion of Preferred Stock          (437)      (4)   1,472      --           4           --              --
Change in unrealized gains, net
 on available-for-sale securities        --       --       --      --          --          (20)            (20)
Net loss                                 --       --       --      --          --      (17,177)        (17,177)
                                    -------   ------   ------  ------    --------    ---------        --------
Balance at December 31, 1996             --       --   29,660       3    $194,948     (150,624)         44,327
Shares issued for contribution to
 401(k) Plan                             --       --       18      --         287           --             287
Shares issued under the Employee
 Stock Purchase Plan                     --       --      133      --         867           --             867
Exercise of warrants                     --       --      507      --       2,073           --           2,073
Exercise of stock options                --       --      283      --       1,764           --           1,764
Change in unrealized gains, net
 on available-for-sale securities        --       --       --      --          --           29              29
Net loss                                 --       --       --      --          --      (23,581)        (23,581)
                                    -------   ------   ------  ------    --------    ---------        --------
Balance at December 31, 1997             --   $   --   30,601  $    3    $199,939    $(174,176)       $ 25,766
                                    =======   ======   ======  ======    ========    =========        ========

                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS
                Increase (decrease) in cash and cash equivalents
                                 (in thousands)

                                                                                YEAR ENDED DECEMBER 31,
                                                                            --------------------------------
                                                                              1997       1996        1995
                                                                            ---------  ---------  ----------
Cash flows from operating activities:
Net loss                                                                    $(23,581)  $(17,177)  $ (33,596)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization                                                  1,982      1,767       1,957
Issuance of common stock to 401(k) plan                                          287        174         157
Issuance of common stock in exchange for research and development                 --        460          --
 technology license
Changes in operating assets and liabilities:
Trade accounts receivable                                                      4,245     (7,413)     (1,280)
Inventories                                                                    1,580     (4,592)       (547)
Related Party Receivables                                                       (114)        83        (298)
Prepaid expenses and other current assets                                        456       (652)        194
Other assets                                                                     (73)       (44)         (7)
Accounts payable                                                                (691)     1,766       1,187
Accrued liabilities                                                              781      1,382        (954)
Deferred revenue                                                                 731       (716)        716
                                                                            --------   --------   ---------
Net cash used in operating activities                                        (14,397)   (24,962)    (32,471)
Cash flows from investing activities:
Available-for-sale securities:
   Purchases                                                                 (64,589)   (90,207)   (106,013)
   Sales                                                                      26,557     45,127      30,843
   Maturities                                                                 42,403     65,617      38,507
Capital expenditures, net                                                     (2,987)    (3,639)     (1,610)
                                                                            --------   --------   ---------
Net cash provided by (used in) investing activities                            1,384     16,898     (38,273)
Cash flows from financing activities:
Issuance of common stock                                                       4,704     11,291      61,052
Issuance of preferred stock                                                       --         --      11,014
Proceeds from long-term debt                                                   5,000         --          --
                                                                            --------   --------   ---------
Net cash provided by financing activities                                      9,704     11,291      72,066
                                                                            --------   --------   ---------
Net increase (decrease) in cash and cash equivalents                          (3,309)     3,227       1,322
Cash and cash equivalents, beginning of the year                               9,997      6,770       5,448
                                                                            --------   --------   ---------
Cash and cash equivalents, end of the year                                  $  6,688   $  9,997   $   6,770
                                                                            ========   ========   =========
Supplemental disclosure of cash flow information:
Cash paid during the year for interest                                      $    236   $     --   $      --
                                                                            ========   ========   =========

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

                          SEQUUS PHARMACEUTICALS, INC.

The following is a summary of available-for-sale securities (in thousands):



                                                                          GROSS
                                                                        UNREALIZED    ESTIMATED
                                                           AMORTIZED  --------------    FAIR
DECEMBER 31, 1997                                            COST     GAINS  LOSSES     VALUE
                                                           ---------  -----  -------  ---------
U.S. government securities...............................    $ 6,581    $ 6  $   --     $ 6,587
U.S. corporate securities................................      8,052     21      --       8,073
Foreign corporate debt securities........................      3,943      4      --       3,947
                                                             -------    ---  ------     -------

                                                             $18,576    $31  $   --     $18,607
                                                             =======    ===  ======     =======

DECEMBER 31, 1996

U.S. government securities...............................    $ 7,434    $ 1     $(1)    $ 7,434
U.S. corporate securities................................      7,399      1      --       7,400
Foreign corporate debt securities........................      8,114      1      --       8,115
                                                             -------    ---  ------     -------

                                                             $22,947    $ 3  $   (1)    $22,949
                                                             =======    ===  ======     =======

All of these securities mature within one year. The gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 1997, 1996 and 1995 were not significant.

Inventories

Inventories are stated at the lower of cost (principally first-in, first-out) or market. The inventory detail is as follows (in thousands):

                                                                              DECEMBER, 31
                                                                  ------------------------------------
                                                                        1997               1996
                                                                  -----------------  -----------------
                Raw materials..................................       $2,707             $2,801
                Work-in-process................................           --              2,223
                Finished goods.................................        1,410                673
                                                                      ------             ------
                                                                      $4,117             $5,697
                                                                      ======             ======

Equipment and Improvements

Equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease, or useful life of the asset, whichever is less. The equipment and improvements detail is as follows (in thousands):

                                                                                    DECEMBER, 31
                                                                       ---------------------------------------
                                                                              1997                 1996
                                                                       -------------------  ------------------
                Office and laboratory equipment......................            $ 12,904             $10,397
                Leasehold improvements...............................               5,584               5,104
                                                                                 --------             -------
                                                                                   18,488              15,501
                Accumulated depreciation and amortization                         (11,919)             (9,937)
                -----------------------------------------                        --------             -------
                                                                                 $  6,569             $ 5,564
                                                                                 ========             =======

                          SEQUUS PHARMACEUTICALS, INC.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

                                                                                    DECEMBER, 31
                                                                        ------------------------------------
                                                                              1997               1996
                                                                        -----------------  -----------------
                Accrued compensation..................................             $2,282             $3,149
                Accrued clinical costs................................              1,708              1,014
                Other accrued liabilities.............................              2,893              1,939
                -------------------------                                          ------             ------
                                                                                   $6,883             $6,102
                                                                                   ======             ======


Revenue Recognition and Concentration of Credit Risk

The Company recognizes product sales upon shipment to customers. The Company defers amounts based on historical sales return experience.

Royalties are recognized as revenue based on licensed product sales as reported by the Company's partners. Milestone payments recognized pursuant to collaborative agreements are recognized as revenue upon the achievement of the specified milestone, where no future obligation to perform exists for that milestone. Upfront fees related to work previously performed, under which no future obligation to perform exists, are recognized as revenue upon execution of the agreement as these amounts are not contingent on future performance or the passage of time.

Export sales to unaffiliated European customers were 10%, 9% and 65% for the years ended December 31, 1997, 1996 and 1995, respectively.

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

The following table sets forth the computation of basic and diluted per share data for the years ended December 31 as follows (in thousands except per share data):

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
Numerator used for basic and diluted loss per share- net loss    $(23,581)  $(17,177)  $(33,596)

Denominator for basic and diluted loss per share- weighted
average shares                                                     30,369     28,937     21,831

Net loss per share (basic and diluted)                           $  (0.78)  $  (0.59)  $  (1.54)
                                                                 ========   ========   ========

During 1997, 1996, and 1995, options, warrants and preferred stock to purchase 3,156,472 shares, 2,219,376 shares, and 4,812,209 shares, respectively, of common stock were outstanding but were not included in the computation of diluted earnings per share as their effect would be antidilutive.

Related Party Receivables

The Company holds notes receivables from certain officers and employees, which amounted to an aggregate of $329,000 and $215,000 at December 31, 1997 and 1996, respectively.

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

2.  COLLABORATIVE AGREEMENTS

In August 1996, the Company entered into a distribution agreement with Schering-Plough and, received a fee of $5.3 million for recognition of work previously performed by the Company to obtain marketing authority approval for CAELYX in the European Union, and in partial consideration for distribution rights. The Company recognized $7.3 million in upfront fees and payments for the achievement of certain targets and events during 1996. Under the multi-year agreement, Schering-Plough has obtained exclusive rights to distribute, market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. Under the terms of the agreement, SEQUUS will receive payments for product sales to Schering-Plough. In addition, SEQUUS and Schering-Plough will jointly develop a worldwide clinical plan for investigating the use of CAELYX in the treatment of solid tumors. Each party will undertake clinical trials in specific indications, coordinated by a joint development team. As part of the agreement, Schering-Plough will conduct certain clinical trials for oncology indications, will apply for regulatory approval in the Schering-Plough territories for all new indications, and will assist with pharmacoeconomic studies, and the Company is obligated to supply the CAELYX product to Schering-Plough, provide data from studies and assist Schering-Plough in obtaining governmental approvals. The agreement also calls for potential additional payments to the Company totaling $27 million based on the achievement of certain product development milestones and events. In 1997, the Company recognized $4.3 million in additional payments based on the achievement of certain product development milestones and events during the year.

In July 1996, the Company obtained an exclusive sub-license to certain technologies held by Sheffield Medical Technologies, Inc. In return for the sub-license the Company issued 29,798 shares of its Common Stock with a fair market value of approximately $500,000, less issuance costs of $40,000. The fair market value of the Common Stock was charged to research and development expense in the accompanying statement of operations in 1996. This agreement provides that the Company shall develop, market and sell products incorporating certain technology relating to liposomes with CD4 protein incorporated into their bilayers and their method of use as a therapeutic agent in the treatment of HIV infection and AIDS. The Company has all rights to any new invention or discovery that it develops in connection with this collaboration.

In August 1993, the Company signed a distribution agreement with Zeneca under which Zeneca was to market and sell AMPHOCIL in most European countries. In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover additional markets. In July 1996, SEQUUS announced that it had reacquired from Zeneca all international marketing and distribution rights for AMPHOCIL except for nine European countries to which Zeneca had retained such rights (Denmark, Finland, Iceland, Ireland, Italy, the Netherlands, Portugal, Sweden and the U.K.). In exchange for the return to SEQUUS of marketing and distribution rights throughout the rest of the world, SEQUUS agreed to restructure certain future milestone payments specified in the original agreement, adjust the pricing terms for AMPHOCIL to provide greater competitive flexibility, and exchange certain inventory held by Zeneca. The reacquisition of international marketing and distribution rights for AMPHOCIL is continuing. The agreement provides that SEQUUS shall supply the product, obtain import licenses and relevant documents, and jointly with Zeneca, maintain regulatory approvals for the product.

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

During April 1997, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") to protect the Company and its shareholders against coercive takeover tactics. Under the Rights Plan, a dividend of one Share Purchase Right ("Right") was declared for each share of Common Stock outstanding on April 28, 1997. The Rights generally will not be exercisable until ten business days after a person or group acquires 15% or more of the Company's Common Stock in a transaction that is not approved in advance by the Board of Directors or announces a tender offer, which could result in a person or group owning 15% or more of the Common Stock. In the event a person or group were to acquire more than 15% of the Company's Common Stock without the prior approval of the Board of Directors, each Right will entitle the holder, other than the acquirer, to buy Common Stock equal to a market value of twice the Right's then current exercise price. In addition, if the Company were to be acquired in a merger, stockholders with unexercised Rights could purchase common stock of the acquirer with a value of twice the then current exercise price of the Rights. The Company's Board of Directors may redeem the Rights for a nominal amount at any time prior to the tenth business day following the event that causes the Rights to become exercisable. The Rights will expire on April 17, 2007.

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

In June 1997, the stockholders approved an Equity Incentive Plan (the "Incentive Plan"), under which the Company is authorized to issue a total of 2,000,000 shares of Common Stock. The Incentive Plan provides for the discretionary award of options, restricted stock, stock purchase rights, performance shares, or any combination of these (collectively, the "awards") to eligible employees, including executive officers, directors and consultants. The Incentive Plan may be administered by the Board of Directors or the Board of Directors may delegate its authority to a committee (in either case, the "Committee"). As of December 31, 1997, the Board of Directors had made awards of stock options under the Incentive Plan. Stock options under the Incentive Plan may be incentive stock options ("ISOs") or non-qualified stock options ("NQOs"). The exercise price of the ISOs may not be less than the fair market value of the shares subject to option on the date of grant. The exercise price of NQOs must be at least 85 percent of the fair market value of the shares subject to the option on the date of grant. The term on any ISO granted under the plan may not exceed ten years and the term of any NQO may not exceed fifteen years. As of December 31, 1997, the Board of Directors had granted to certain employees of the Company ISOs to purchase a total of 252,325 shares of Common Stock. These options have a ten-year term and generally become exercisable over the period of one to four years from the date of grant.

                          SEQUUS PHARMACEUTICALS, INC.

Activities under the above mentioned stock option plans are as follows (amounts in thousands, except per share information):

                                                   OUTSTANDING                       EXERCISABLE
                                                   -----------                       -----------
                                       OPTIONS                     WEIGHTED AVERAGE             WEIGHTED AVERAGE    WEIGHTED
                                      AVAILABLE          NUMBER OF  EXERCISE PRICE   NUMBER     EXERCISE PRICE       AVERAGE
                                      FOR GRANT           SHARES      PER SHARE    OF SHARES      PER SHARE        FAIR VALUE
                                    -----------          ---------    --------     ---------    --------------    ----------
Balance, December 31, 1994........          390              3,012      $ 6.73           1,124       $5.86
Additional authorized.............        2,150                 --          --
Granted...........................       (1,427)             1,427      $ 8.95                                      $ 5.08
Forfeited and cancelled...........          230               (230)     $ 7.84
Exercised.........................           --               (239)     $ 3.67
                                         ------             ------      ------
Balance, December 31, 1995........        1,343              3,970      $ 7.73           1,971       $6.98
Granted...........................         (927)               927      $16.26                                      $ 9.15
Forfeited and cancelled...........          210               (210)     $10.92
Exercised.........................           --               (601)     $ 6.39
                                         ------             ------      ------
Balance, December 31, 1996........          626              4,086      $ 9.67           2,052       $7.36
Additional authorized.............        2,000                 --          --
Plan shares expired...............         (377)                --          --
Granted...........................       (1,272)             1,272      $ 7.37                                      $ 4.16
Forfeited and cancelled...........        1,008             (1,008)     $11.05
Exercised.........................           --               (283)     $ 5.81
                                         ------             ------      ------
Balance, December 31, 1997........        1,985              4,067      $ 8.87           2,172       $8.24
                                         ======             ======      ======          ======       =====

No shares purchased under the option plans are subject to repurchase at December 31, 1997. All options were granted at fair market value.

                          SEQUUS PHARMACEUTICALS, INC.

The options outstanding at December 31, 1997 have been segregated into ranges for additional disclosure as follows (options amounts are recorded in thousands):

                                                  OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
                                                ------------------------  ----------------------------
                                                 WEIGHTED-
                                                  AVERAGE                    OPTIONS
                                                  OPTIONS      REMAINING     CURRENTLY
                                               OUTSTANDING AT  CONTRACTUAL   WEIGHTED-   EXERCISABLE AT   WEIGHTED-
           RANGE OF                             DECEMBER 31,     LIFE        AVERAGE      DECEMBER 31,     AVERAGE
       EXERCISE PRICES                              1997      (IN YEARS)  EXERCISE PRICE      1997      EXERCISE PRICE
                                                ------------  ----------  --------------  ------------  --------------
$1.13 - $6.63.................                    954       7.79           $ 5.44           233          $ 2.75
$6.75 - $7.38.................                    898       6.31           $ 6.84           763          $ 6.78
$7.44 - $8.56.................                  1,090       7.41           $ 8.12           754          $ 8.19
$8.75 - $15.63................                    815       8.05           $12.57           290          $12.08
$15.75 - $21.75...............                    311       7.90           $18.22           133          $18.22
                                                -----       ----           ------         -----          ------
                                                4,067       7.42           $ 8.87         2,172          $ 8.24
                                                =====       ====           ======         =====          ======

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

                                                  1997   1996   1995
                                                  -----  -----  -----
     Weighted average risk-free interest rate      6.2%   6.2%   5.9%
     Volatility                                    .79    .74    .74
     Weighted average expected life (in years)     3.3    3.7    3.7
     Dividend yield                                  0%     0%     0%


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

                                                 YEARS ENDED
                                                 DECEMBER 31,
                                         ----------------------------
                                           1997      1996      1995
                                         --------  --------  --------
                   Net loss
                     Historical........  $23,581   $17,177   $33,596
                     Pro Forma.........  $26,119   $22,121   $35,849

                   Net loss per share
                     Historical........  $ (0.78)  $ (0.59)  $ (1.54)
                     Pro Forma.........  $ (0.86)  $ (0.76)  $ (1.64)

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

                          SEQUUS PHARMACEUTICALS, INC.

6.  INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

As of December 31, 1997, the Company has Federal and California net operating loss carryforwards ("NOLs") of approximately $119.5 million and $7.3 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $6.1 million and $4.3 million, respectively. The Federal NOLs expire as follows (in thousands):

     YEAR(S) ENDING                        FEDERAL NOL
     DECEMBER 31                            EXPIRING
     -----------                            --------

     1998-2000.......................       $  2,300
     2001-2012.......................        117,200
     ---------                              --------

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

                                            DECEMBER 31,
                                        --------------------
                                          1997       1996
                                        ---------  ---------
Net operating loss carryforwards......  $ 41,100   $ 33,200
Capitalized research and development..    22,100     19,800
Research credits......................     9,000      7,200
Other, net............................     2,800      2,400
Valuation allowance...................   (75,000)   (62,600)
                                        --------   --------
Total.................................  $     --   $     --
=====                                   ========   ========

The valuation allowance increased by approximately $12,400,000 in 1997, $7,530,000 in 1996, and $15,250,000 in 1995. Approximately $4,100,000 of the
valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                          SEQUUS PHARMACEUTICALS, INC.

               COL. A                   COL. B           COL. C              COL. D          COL. E
               ------                   ------           ------              ------          ------
                                                        ADDITIONS
                                                        ---------
                                                   CHARGED     CHARGED
                                      BALANCE AT   TO COSTS   TO OTHER
                                      BEGINNING      AND      ACCOUNTS-   DEDUCTIONS-     BALANCE AT END
            DESCRIPTION               OF PERIOD    EXPENSES   DESCRIBE      DESCRIBE        OF PERIOD
-----------------------------------   ---------   ----------  ---------   ----------        -----------
YEAR ENDED DECEMBER 31, 1995:           $258,000  $  266,000  $      --     $345,000(1)      $  178,000
Reserves and allowances deducted
 from asset accounts:
     Allowances for uncollectible
      accounts......................
YEAR END DECEMBER 31, 1996:             $179,000  $ 6565,000  $      --     $330,000(1)      $  504,000
Reserves and allowances deducted
 from asset accounts:
     Allowance for uncollectible
      accounts......................
YEAR ENDED DECEMBER 31, 1997:           $504,000  $1,218,000  $      --     $221,000(1)      $1,501,000
Reserves and allowances deducted
 from asset accounts:
     Allowance for uncollectible
      accounts......................

(1) Uncollectible accounts written off, net of recoveries.